Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
dated as of
November 1, 2015
by and among
FURMANITE CORPORATION,
TEAM, INC.,
and
TFA, INC.

W/2501216

i

Exhibits
Exhibit A    Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 1, 2015, is by and among Furmanite Corporation, a Delaware corporation (the “Company”), Team, Inc., a Delaware corporation (“Parent”), and TFA, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as “Parties.”
W I T N E S S E T H:
WHEREAS, the Board of Directors of Parent (the “Parent Board”), the Board of Directors of the Company (the “Company Board”) and the Board of Directors of Merger Sub have each unanimously approved and adopted this Agreement, determined that the terms of this Agreement are in the best interests of Parent, the Company or Merger Sub, as applicable, and their respective stockholders, and declared the advisability of this Agreement;
WHEREAS, each of the Company Board and the Board of Directors of Merger Sub has unanimously resolved to recommend the approval and adoption of this Agreement by their respective stockholders;
WHEREAS, the Parent Board has unanimously resolved to recommend the approval of the issuance of shares of Parent Stock in connection with the Merger on the terms and subject to the conditions of this Agreement by Parent’s stockholders (the “Parent Stock Issuance”);
WHEREAS, Parent, the Company and Merger Sub intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a)of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and
WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.01    Certain Definitions. As used herein, the following terms have the following meanings:
“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) does not contain any provision that would prevent the Company or Parent, as applicable, from complying with its obligation to provide any disclosure to Parent or the Company, as applicable, required pursuant to this Agreement and (b) contains confidentiality provisions that in the aggregate are no less restrictive on such Person than those contained in the applicable

Confidentiality Agreement, as in effect immediately prior to the execution of this Agreement (it being understood that an Acceptable Confidentiality Agreement need not contain any standstill provision).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of 50% or more of such Person’s securities or partnership or other ownership interests, by Contract or otherwise).
“Business Day” means any day that is not a Saturday, a Sunday or other day that (a) is a statutory holiday under the federal Laws of the United States or (b) is otherwise a day on which banks in New York, New York or Houston, Texas are authorized or obligated by Law or executive Order to close.
“Company Credit Facility” means that certain Credit Agreement, dated as of March 5, 2012, among Furmanite Worldwide, Inc., certain other Subsidiaries of the Company, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, N.A., as syndication agent, and the lenders party thereto, as it may be amended from time to time.
“Company Material Adverse Effect” means any effect, change, development, occurrence or event that has a material adverse effect on the business, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, development, occurrence or event resulting from or arising out of (a) the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (b) changes or conditions generally affecting the industries, markets or geographical areas in which the Company operates and oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (c) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) or pandemic, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (d) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent permitted by this definition), (e) changes or proposed changes in Law or authoritative interpretation thereof, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect), (f) changes in GAAP or interpretation thereof, (g) the taking of any specific action required or permitted by this Agreement or consented to by Parent, or the failure to take any specific action prohibited by this Agreement or to which Parent has failed to consent, (h) the market price or trading volume of the Company’s securities or the Company’s credit ratings (it being understood that the facts and occurrences giving rise to or contributing to such effect, change, development, occurrence or event may be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent permitted by this definition), (i)the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the Merger, and (j) any action taken by Parent or its Affiliates (including any disclosure regarding its plans with respect to the conduct of the Company’s business following the Effective Time).
“Company PSU” means any compensatory stock unit that is an award representing the right to receive in the future shares of Company Stock from the Company in accordance with a performance-based vesting schedule or issuance schedule.
“Company RSU” means any compensatory restricted stock unit that is an award representing the right to receive in the future shares of Company Stock from the Company in accordance with a vesting schedule or issuance schedule, and that is not a Company PSU.
“Company Stock” means the Company’s common stock, without par value.
“Confidentiality Agreements” mean (a) the confidentiality agreement between Parent and the Company, dated as of May 29, 2015 and (b) the confidentiality agreement between Parent and the Company, dated as of August 26, 2015.
“DGCL” means the Delaware General Corporation Law, as amended.
“Disclosure Letter” means, as the context requires, the Company Disclosure Letter and/or the Parent Disclosure Letter.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Governmental Authority” means any (a) nation or government, any federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, merger control authority, (b) any federal, state, local or foreign court, tribunal or arbitrator, (c) any national securities exchange, or (d) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority set forth in clauses (a), (b) or (c) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.
“Governmental Authorization” means any licenses, franchises, approvals, grants, clearances, permits, certificates, waivers, amendments, consents, permissions, exemptions, easements, variances, expirations and terminations of any waiting period requirements, other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Authority.
“knowledge” means (i) with respect to the Company and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 1.01 of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of each of the individuals listed in Section 1.01 of the Parent Disclosure Letter.
“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.
“NYSE” means the New York Stock Exchange.
“Parent Material Adverse Effect” means any effect, change, development, occurrence or event that has a material adverse effect on the business, condition (financial or otherwise), or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, development, occurrence or event resulting from or arising out of (a) the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (b) changes or conditions generally affecting the industries, markets or geographical areas in which Parent operates and oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (c) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) or pandemic, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (d) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Parent Material Adverse Effect, to the extent permitted by this definition), (e) changes or proposed changes in Law or authoritative interpretation thereof, except to the extent any such effect, change, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent operates (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect), (f) changes in GAAP or interpretation thereof, (g) the taking of any specific action required or permitted by this Agreement or consented to by the Company, or the failure to take any specific action prohibited by this Agreement or to which the Company has failed to consent, (h) the market price or trading volume of Parent’s securities or Parent’s credit ratings (it being understood that the facts and occurrences giving rise to or contributing to such effect, change, development, occurrence or event may be taken into account in determining whether there has been a Parent Material Adverse Effect, to the extent permitted by this definition), (i) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the Merger, and (j) any action taken by the Company or its Affiliates.
“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority, or group (within the meaning of Section 13(d)(3) of the Exchange Act).
“Public International Organization” has the meaning given to such term in the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.
“Specified Award” means fifty (50%) of each unvested Company Stock Option, Company RSU and Company PSU held by a Specified Key Employee (as defined on Section 7.06 of the Company Disclosure Letter) who has satisfied the applicable condition described on Section 7.06 of the Company Disclosure Letter prior to the Closing.
“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (a) owns directly or indirectly (i) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (ii) if there are no such voting interests, 50% or more of the equity interests therein or (b) has the right to appoint 50% or more of the directors or managers.
“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.
“UK DB Pension Scheme” means the Furmanite International Limited Pension and Life Assurance Plan.

Section 1.02    Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
Action	7.04(a)
Adjusted Stock Option	2.10(a)
Agreement	Preamble
Alternative Acquisition Agreement	8.03(a)
Book-Entry Shares	2.05(c)
Certificate	2.05(c)
Certificate of Merger	2.03
Closing	2.02
Closing Date	2.02
Code	Recitals
Company	Preamble
Company Acquisition Proposal	8.03(e)(i)
Company Adverse Recommendation Change	8.03(e)(ii)
Company Balance Sheet	4.11
Company Balance Sheet Date	4.10(a)
Company Board Recommendation	4.02(b)
Company Capitalization Date	4.05(a)
Company Disclosure Letter	Article 4
Company Indemnified Party	7.04(a)
Company Intervening Event	8.03(e)(iii)
Company Material Contract	4.19(a)
Company Plan	4.17(a)
Company Real Property	4.14(a)
Company Restricted Share	2.10(b)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Stock Option	2.10(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Company Superior Proposal	8.03(e)(iv)
Competition Laws	4.03
Continuation Period	7.06(a)
Contract	4.04
D&O Insurance	7.04(c)
Effective Time	2.03
End Date	10.01(b)(i)
Environmental Claim	4.18(g)(i)
Environmental Law	4.18(g)(ii)
ERISA	4.17(a)
ERISA Affiliate	4.17(b)
Exchange Agent	2.08(a)
Exchange Ratio	2.05(b)

Exchanged Amounts	2.08(b)(i)
Foreign Company Plan	4.17(a)
Fractional Share Cash Amount	2.07(b)
GAAP	4.06(c)
Hazardous Substance	4.18(g)(iii)
HSR Act	4.03
Intellectual Property Rights	4.15(a)
internal controls	4.07(b)
Joint Proxy Statement	4.09
Licensed Intellectual Property Rights	4.15(b)
Liens	4.06(b)
Merger	2.01
Merger Consideration	2.05(b)
Merger Fund	2.08(a)
Merger Sub	Preamble
Multiemployer Plan	4.17(b)
Order	4.04
Owned Intellectual Property Rights	4.15(b)
Owned Real Property	4.14(a)
Parent	Preamble
Parent Acquisition Proposal	8.04(e)(i)
Parent Adverse Recommendation Change	8.04(e)(ii)
Parent Alternative Acquisition Agreement	8.04(a)
Parent Balance Sheet	5.11
Parent Board	Recitals
Parent Board Recommendation	5.02(b)
Parent Capitalization Date	5.05(a)
Parent Disclosure Letter	Article 5
Parent Excess Shares	2.07(b)
Parent Intervening Event	8.04(e)(iii)
Parent Plans	7.06(b)
Parent SEC Documents	5.07(a)
Parent Securities	5.05(b)
Parent Shares Trust	2.07(b)
Parent Stock	5.05(a)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	5.02(a)
Parent Stockholder Meeting	5.02(a)
Parent Subsidiary Securities	5.06(b)
Parent Superior Proposal	8.04(e)(iv)
Parties	Preamble
Party	Preamble
Permitted Liens	4.06(c)
Premium Cap	7.04(c)
Proceedings	4.13
Real Property Leases	4.14(a)

Registration Statement	4.09
Release	4.18(g)(iv)
Representatives	5.14
Sarbanes-Oxley Act	4.07(a)
Securities Act	4.03
Surviving Corporation	2.01
Tax	4.16(c)(i)
Tax Return	4.16(c)(ii)
Tax Sharing Agreements	4.16(c)(iii)
Taxing Authority	4.16(c)(i)
Termination Fee	10.03(f)(ii)
Transaction Litigation	8.09
U.S. Company Plan	4.17(a)
Section 1.03    Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” shall be deemed to include any documents filed or furnished with the SEC. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

THE MERGER
Section 2.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.
Section 2.02    Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m., New York City time on the second Business Day following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 9 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
Section 2.03    Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).
Section 2.04    Effects of the Merger. (a) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the DGCL.
Section 2.05    Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any securities of the Company or Merger Sub:
(a)    All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b)    Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.05(a)) shall at the Effective Time be converted into the right to receive 0.215 (the “Exchange Ratio”) shares of Parent Stock (the “Merger Consideration”), less any withholding in accordance with Section 2.08(i).
(c)    As of the Effective Time, all shares of Company Stock converted into the Merger Consideration pursuant to this Section 2.05 shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (ii) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Stock.
(d)    Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
Section 2.06    Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time or (b) any termination of this Agreement in accordance with Article 10, the outstanding shares of Company Stock or Parent Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Merger Consideration shall be appropriately adjusted to provide the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.06 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
Section 2.07    No Fractional Shares.
(a)    No fractional shares of Parent Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Stock shall be delivered upon the conversion of Company Stock pursuant to Section 2.05 and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Stock converted pursuant to the Merger who otherwise would be entitled to receive a fraction of a share of Parent Stock (after aggregating all shares of Company Stock represented by Certificates or Book-Entry Shares held by such holder) will be paid an amount in cash (without interest) equal to an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of the shares of Parent Stock that would otherwise be issued to such holders pursuant to Section 2.07(b).

(b)    As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Stock issued and delivered to the Exchange Agent pursuant to Section 2.08(a) representing the Merger Consideration over (ii) the aggregate number of whole shares of Parent Stock to be distributed to former holders of Company Stock pursuant to Section 2.08 (such excess, the “Parent Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former holders of Company Stock, sell the Parent Excess Shares at the then-prevailing prices on the NYSE. The sale of the Parent Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use its reasonable best efforts to complete the sale of the Parent Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates and Book-Entry Shares formerly representing Company Stock, the Exchange Agent shall hold such proceeds in trust for holders of Company Stock (the “Parent Shares Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of Parent Excess Shares shall be paid by the Company. The Exchange Agent shall determine the portion of the Parent Shares Trust to which each former holder of Company Stock is entitled, if any, by multiplying that amount of the aggregate net proceeds composing the Parent Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Stock is entitled (after taking into account all shares of Parent Stock held as of immediately prior to the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Stock are entitled (such product being the “Fractional Share Cash Amount”).
(c)    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates and Book-Entry Shares formerly representing Company Stock with respect to any fractional share interest, the Exchange Agent shall make available such amounts to such holders of Certificates and Book-Entry Shares.
Section 2.08    Payment of Merger Consideration. (a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of shares of Company evidence of Parent Stock in book-entry form (and/or certificates representing such Parent Stock, at Parent’s election) representing the aggregate amount of shares of Parent Stock sufficient to deliver the Merger Consideration (such shares, together with any dividends or distributions with respect thereto, hereinafter referred to as the “Merger Fund”). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.05 out of the Merger Fund. Except as provided in Section 2.08(h), the Merger Fund shall not be used for any other purpose.
(b)    Payment Procedures.
(i)    Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the second

Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.05, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates become entitled in accordance with Section 2.08(d) (the “Exchanged Amounts”). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, the aggregate Exchanged Amounts in respect thereof, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.
(ii)    Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Exchanged Amounts that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.05 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver, the Exchanged Amounts as promptly as practicable after the Effective Time. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.
(c)    The Exchanged Amounts paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.
(d)    No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Stock shall be paid to the holder of any unsurrendered share of Company Stock until such holder shall surrender such share in accordance with this Section 2.08. After the surrender in accordance with this Section 2.08 of a share of Company Stock to be converted into the right to receive shares of Parent Stock pursuant to Section 2.05, the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to Section 2.07) any such dividends or other distributions, without interest thereon, which had become payable with respect to the Parent Stock issuable in respect of such share of Company Stock.
(e)    Any portion of the Merger Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of its claim for the Exchanged Amounts.
(f)    None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.
(g)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.
(h)    The Exchange Agent shall invest any cash included in the Merger Fund as directed by Parent; provided, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article 2. If for any reason (including losses) the cash in the Merger Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Merger Fund in an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i)    Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any payment otherwise payable hereunder such amounts as Parent, the Company, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.
Section 2.09    Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
Section 2.10    Company Stock Options; Company Restricted Shares; Company RSUs; Company PSUs. (a) Company Stock Options. At the Effective Time, each compensatory option to purchase shares of Company Stock (a “Company Stock Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, (i) if such Company Stock Option is a Specified Award, become vested and exercisable in full and (ii) be converted into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions (except that the additional vesting and exercise provisions set forth on Section 2.10 of the Company Disclosure Letter shall apply to such Adjusted Stock Option) as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Stock (rounded down to the nearest whole number of shares) equal to the product of (i) the Exchange Ratio multiplied by (ii) the number of shares of Company Stock subject to such Company Stock Option as of immediately prior to the Effective Time (with such number determined by deeming any applicable performance conditions to be satisfied in full), at an exercise price per share of Parent Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time, by (B) the Exchange Ratio.
(b)    Company Restricted Shares. At the Effective Time, each share of Company Stock subject to vesting, repurchase or other lapse restrictions granted pursuant to a compensatory award (a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of restrictions, and any repurchase rights shall lapse, and the holder thereof shall be entitled to receive the Merger Consideration (subject to Section 2.07 and Section 2.08(d)) with respect to each such Company Restricted Share, less any applicable Taxes required to be withheld as provided in Section 2.08(i).
(c)    Company RSUs and Company PSUs.

(i)    At the Effective Time, each Company RSU and each Company PSU that is outstanding immediately prior to the Effective Time and that is not a Specified Award shall be converted into a restricted stock unit award (an “Adjusted RSU”) with the same terms and conditions as were applicable to the corresponding Company RSU or Company PSU, as applicable, immediately prior to the Effective Time (except that (i) no performance-based vesting condition shall apply to such Adjusted RSU and (ii) the additional vesting provisions set forth on Section 2.10 of the Company Disclosure Letter shall apply to such Adjusted RSU) and relating to the number of shares of Parent Stock, rounded to the nearest whole number of shares, determined by multiplying the number of shares of Company Stock subject to the Company RSU or Company PSU, as applicable, as of immediately prior to the Effective Time (with such number of shares determined, for purposes of each Company PSU, by deeming the applicable performance-based vesting condition to be achieved at the maximum level) by the Exchange Ratio.
(ii)    At the Effective Time, each Company RSU and each Company PSU that is outstanding immediately prior to the Effective Time and that is a Specified Award shall vest in full (and in the case of a Company PSU, the applicable performance-based vesting condition shall be deemed to be achieved at the maximum level), and the holder of each such Company RSU and Company PSU shall be entitled to receive the number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the product of (i) the Exchange Ratio, multiplied by (ii) the number of shares of Company Stock subject to such Company RSU or Company PSU as of immediately prior to the Effective Time (with such number of shares determined, for purposes of each Company PSU, by deeming the applicable performance-based vesting condition to be achieved at the maximum level), less any applicable Taxes required to be withheld as provided in Section 2.08(i).
(d)    Company Actions. Prior to the Effective Time, the Company Board or its Compensation Committee shall adopt resolutions approving the treatment of the Company Stock Options, Company Restricted Shares, Company RSUs and Company PSUs (collectively, the “Company Stock Awards”) in accordance with the provisions of this Section 2.10.
(e)    Promptly following the Closing, Parent shall prepare and file with the SEC a registration statement under the Securities Act on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Stock subject to the Adjusted Options and the Adjusted RSUs.
ARTICLE 3

THE SURVIVING CORPORATION
Section 3.01    Surviving Corporation Matters. (a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b)    At the Effective Time, the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, except the references to Merger Sub’s name shall be replaced by references to the Surviving Corporation until further amended in accordance with the provisions thereof and applicable Law.
(c)    From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation. To the extent requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to cause the applicable directors of each Subsidiary of the Company (or those Subsidiaries of the Company identified by Parent) to tender their resignations as directors of the applicable Subsidiary of the Company, effective as of the Effective Time, to deliver to Parent written evidence of such resignations (to be effective as of the Effective Time) prior to the Effective Time. In connection with the foregoing, the Company shall reasonably cooperate with Parent, including by providing to Parent information and access pursuant to and subject to Section 8.07 reasonably requested by Parent. Parent agrees that as a condition to any resignation contemplated by this Section 3.01(c) requested by Parent, Parent will acknowledge in writing that such resignation is without prejudice to the applicable individual’s rights under any applicable Company Plan.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed in the Company SEC Documents filed or furnished since January 1, 2014 (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent, or (b) as set forth in the applicable part or subpart of the disclosure letter delivered by the Company to Parent and Merger Sub in connection with, and upon the execution of, this Agreement (the “Company Disclosure Letter”) or any other part or subpart of the Company Disclosure Letter (each section of which qualifies the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:
Section 4.01    Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.
Section 4.02    Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger are within the Company’s corporate power and authority and, assuming the representations and warranties set forth in Section 5.14 are true and correct and except for the need to obtain the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. This Agreement, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).
(b)    At a meeting duly called and held, the Company Board has unanimously (i) determined that the Merger, this Agreement and the other transactions contemplated hereby are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and (iii) resolved to recommend the adoption of this Agreement by the Company’s stockholders (the “Company Board Recommendation”).
Section 4.03    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger require no action by, approval or authorization of or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”) and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, “Competition Laws”), (iii) compliance with any applicable requirements of the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and any other applicable state or federal securities Laws, (iv) compliance with any applicable requirements of the NYSE, (v) compliance with and such approvals, filings and/or notices as may be required by the U.S. Nuclear Regulatory Commission (the “NRC”) and any other Governmental Authority having jurisdiction over the possession or use of radioactive materials, including any “NRC Agreement State” acting under delegated authority pursuant to section 274 of the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”) (together with the NRC, the “Nuclear Regulatory Agencies”), (vi) as set forth on Section 4.03 of the Company Disclosure Letter and (vii) any actions or filings the absence of which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 4.04    Non-contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company do not and will not, assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) contravene, conflict with or result in a violation or breach of any provision of (A) any Law or (B) any order, writ, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent) (any of the foregoing described by clause (B), an “Order”), (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation or acceleration of any right or obligation under, any provision of any agreement, arrangement, contract, understanding, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other commitment, whether written or oral (a “Contract”) binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.05    Capitalization. (a) (i) The authorized capital stock of the Company consists of 60,000,000 shares of Company Stock and 5,000,000 shares of Class A preferred stock, without par value, of the Company. As of October 30, 2015 (the “Company Capitalization Date”), there were outstanding 37,883,604 shares of Company Stock, including 106,000 Company Restricted Shares, and an additional 4,008,963 shares of Company Stock held in treasury. As of the Company Capitalization Date, there were outstanding (A) Company Stock Options with respect to an aggregate of 1,080,109 shares of Company Stock, (B) Company RSUs with respect to an aggregate of 138,418 shares of Company Stock, (C) Company PSUs with respect to an aggregate of 450,220 shares of Company Stock (assuming for this purpose that all applicable performance conditions are achieved at the maximum level), (D) no shares of preferred stock of the Company and (E) no shares of other series of common stock of the Company. (ii) Section 4.05(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Stock Awards outstanding as of October 30, 2015, specifying, on a holder by holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Stock Award, (C) the grant date of each such Company Stock Award, (D) the vesting schedule of each such Company Stock Award, and (E) the exercise price of each Company Stock Award, to the extent applicable.
(b)    Except as set forth in Section 4.05(a) or as set forth on Section 4.05(b) of the Company Disclosure Letter, as of the Company Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).
(c)    Except as set forth on Section 4.05(c) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.
Section 4.06    Subsidiaries. (a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.06 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company’s Subsidiaries.
(b)    Except as set forth on Section 4.06(b) of the Company Disclosure Letter, all of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any lien, pledge, claim, charge, mortgage, deeds of trust, right of first offer or first refusals, options, security interest, encumbrance or security interests of any kind (collectively, “Liens”) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than Permitted Liens. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.
(c)    Except for the capital stock and voting securities of, and other equity interests in, the Subsidiaries of the Company or as set forth in Section 4.06(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than in ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.
(d)    For purposes of this Agreement, “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings or for which adequate reserves (as determined in accordance with generally accepted accounting principles in the United States (“GAAP”)) have been established on the Company Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings or that are otherwise not material, (iii) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (iv) with respect to any Real Property Lease, Liens in favor of the lessors under Real Property Leases, (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Authority, (vi) with respect to the Real Property, minor title defects or irregularities that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted or are being contested in the ordinary course of business in good faith and (vii) Liens under applicable federal and state securities Laws.
Section 4.07    SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the

Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), as the case may be. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect. None of the Company’s Subsidiaries is, or at any time since January 1, 2013 has been, required to file any forms, reports or other documents with the SEC.
(b)    The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information (both financial and non-financial) relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(c)    Except as set forth on Section 4.07(c) of the Company Disclosure Letter, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has disclosed to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors or audit committee since January 1, 2013 and prior to the date of this Agreement.

(d)    There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.
(e)    Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.
(f)    Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Securities Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.
(g)    Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.
(h)    Since the Company Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 10, 2015 or other Company SEC Documents filed prior to the date of this Agreement.
Section 4.08    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (a) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP (except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act)

applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).
Section 4.09    Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (including any amendments or supplements thereto, the “Registration Statement”) or the joint proxy statement to be sent to the Company’s stockholders in connection with the Merger and to Parent’s stockholders in connection with the Parent Stock Issuance (including any amendments or supplements thereto, and which will be included in the Registration Statement, the “Joint Proxy Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Joint Proxy Statement is first mailed to the Company’s stockholders or Parent’s stockholders, at any time of amendment or supplement thereof, or at the time of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (other than the portions related to the Parent Stockholder Meeting or the registration of the shares of Parent Stock to be issued in the Merger) will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Company.
Section 4.10    Absence of Certain Changes. Except as set forth on Section 4.10 of the Company Disclosure Letter: (a) From December 31, 2014 (the “Company Balance Sheet Date”) through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries has taken any action that if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent would constitute a breach of clause (a), (b), (h), (j), (m), (n), or (q) as it related to clauses (a), (b), (h), (j), (m), or (n) of Section 6.01.
(b)    Since the date of this Agreement, there has not been any event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.11    No Undisclosed Material Liabilities. Except as set forth on Section 4.11 of the Company Disclosure Letter, there are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on or reserved against on a consolidated balance sheet of the Company and its Subsidiaries, taken as a whole, other than: (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of the Company Balance Sheet Date included in the Company SEC Documents, including the notes thereto (the “Company Balance Sheet”); (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; (c) liabilities or obligations arising out of this Agreement or the Merger; and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12    Compliance with Laws and Court Orders; Governmental Authorizations. (a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to materially interfere with or delay the consummation of the Merger or as set forth on Section 4.12 of the Company Disclosure Letter, the Company and each of its Subsidiaries is and since January 1, 2013 has been in compliance with all applicable Laws and Orders, and to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice by a Governmental Authority with respect to, a violation of any Law or Order. There is no rule or Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that, as of the date of this Agreement, seeks to materially interfere with or delay the consummation of the Merger. This section does not relate to Intellectual Property Rights matters, Tax matters, employee benefits matters or environmental matters, each of which are the subjects of Sections 4.15, 4.16, 4.17 and 4.18, respectively.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company is and since January 1, 2013 has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since January 1, 2013, the Company has not received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.
Section 4.13    Litigation. Except as (i) do not involve an amount in controversy in excess of $2,000,000, (ii) do not seek material injunctive or other material non-monetary relief, or (iii) set forth on Section 4.13 of the Company Disclosure Letter, as of the date hereof, there is no suit, action, claim, proceeding, arbitration, mediation, audit or hearing or, to the knowledge of the Company, investigation (in each case, whether civil, criminal or administrative) (collectively, “Proceedings”) commenced, brought, conducted or heard by or before (or in the case of threatened Proceedings that would be before), or otherwise involving, any Governmental Authority pending against, or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries, or any other Person for whom the Company or any of its Subsidiaries is reasonably expected to be liable or any of their respective properties is reasonably likely to be affected that, (A) if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) as of the date of this Agreement, seeks to materially interfere with or delay the consummation of the Merger. The Company has adequate reserves (within the meaning of GAAP and applicable regulatory requirements or guidelines) to cover the cost of defense and all potential liabilities relating to or arising out of the Proceedings set forth on Section 4.13 of the Company Disclosure Letter.
Section 4.14    Properties. (a) The Company or one of its Subsidiaries has good and marketable and indefeasible fee simple title (or the equivalent in any applicable foreign jurisdiction) or valid leasehold title (as applicable) to the real properties owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and the material leases, subleases, licenses or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property (the “Real Property Leases”, together with the Owned Real Property, the “Company Real Property”) and all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. Section 4.14(a) of the Company Disclosure Letter sets forth a correct complete list of the material Company Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material Owned Real Property (i) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (ii) has sufficient access to a public road, and (iii) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted in accordance with all applicable permits and laws. There are no existing (or to the Company’s knowledge, threatened) condemnation proceedings with respect to any Owned Real Property.
(b)    Each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies any material real property is valid, binding and in full force and effect, and no uncured default of a material nature on the part of the Company or its applicable Subsidiary, or to the knowledge of the Company, the landlord exists under any Real Property Lease, and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under any Real Property Lease, except as to any of the foregoing those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    To the knowledge of the Company, there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company or its Subsidiaries in the operation of its business thereon. To the knowledge of the Company, there are no outstanding options or rights of first refusal in favor of any other Person to purchase any Company Real Property or any material portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Real Property in the operation of the Company’s or its Subsidiary’s business thereon. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting to any Person the right to use or occupy a material portion of a Company Real Property that could reasonably be expected to materially adversely affect in any material respect the existing use of such Company Real Property in the operation of the business conducted thereon as currently conducted.

Section 4.15    Intellectual Property. (a) Except as set forth on Section 4.15(a) of the Company Disclosure Letter and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid and enforceable license to use all intellectual property rights or similar proprietary rights (collectively, including (i) patents, trademarks, service marks, trade names, domain names, copyrights, designs, (ii) applications for and registrations of patents, trademarks, service marks, trade dress, trade names, domain names, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, data, computer software programs and applications, and (iv) trade secrets and other tangible or intangible proprietary or confidential information and materials, “Intellectual Property Rights”) necessary to, or material and used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted. All use and distribution of products of the Company or any of its Subsidiaries is in compliance with all licenses applicable to the Intellectual Property Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Except as set forth on Section 4.15(b) of the Company Disclosure Letter, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed or otherwise violated any Intellectual Property Right of any Person except as would not reasonably be expected to be material to the Company. There is no Proceeding pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries (“Owned Intellectual Property Rights”) or in any of the material Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued (“Licensed Intellectual Property Rights”), (B) alleging that any Owned Intellectual Property Right or Licensed Intellectual Property Right is invalid or unenforceable, or (C) alleging that the use of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or that the conduct of the business of the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person, except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The material Owned Intellectual Property is free and clear of any material adverse Lien, including, without limitation, claims or rights of employees, agents, consultants, joint venturers, former employers of any of the Company’s current or former employees, or any other Person involved in the development or creation of such Intellectual Property and no other Person has any material claim of ownership with respect to any of such material Owned Intellectual Property.
(c)    To the knowledge of the Company, prior to the date of this Agreement, no current or former employee, agent, consultant, or contractor has asserted that he/she/it owns any material inventions made or other material Intellectual Property Rights owned or used by the Company that has not been assigned to the Company.
(d)    The Company has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of all material Intellectual Property Rights that the Company holds or purports to hold as a trade secret.

(e)    Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement will trigger any provision of any Licensed Intellectual Property Rights that will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare a loss of rights in, or Encumbrance on, any Licensed Intellectual Property Rights.
Section 4.16    Taxes.
(a)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.16(a) of the Company Disclosure Letter:
(i)    each Tax Return required to be filed with any Taxing Authority by the Company or any of its Subsidiaries has been timely filed (taking into account extensions) and is true, correct and complete;
(ii)    the Company and each of its Subsidiaries has timely paid to the appropriate Taxing Authority all Taxes due and payable (whether or not shown as due on any Tax Returns that have been so filed) except, in the case of each of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate accruals or reserves have been established;
(iii)    there is no pending Proceeding by or against a Governmental Authority in respect of any Taxes of the Company or any of its Subsidiaries;
(iv)    there is no pending audit, examination, investigation or other proceeding with respect to any Taxes of the Company or the Company Subsidiaries;
(v)    there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;
(vi)    during the two-year period ending on the date of this Agreement, the Company has not been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;
(vii)    neither the Company nor any of its Subsidiaries is, or was, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time;
(viii)    neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (B) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by contract;

(ix)    each of the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party;
(x)    neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;
(xi)    neither the Company nor any of its Subsidiaries has made any payments since the last filed income Tax Return of the Company, is obligated to make any payments, or is a party to any contract that under certain circumstances would obligate it to make any payments that will not be deductible under Code Sections 162(m);
(xii)    neither the Company nor any Subsidiary has agreed to or would reasonably be expected to be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Tax Law by reason of a change in accounting method initiated by the Company or any Subsidiary for a Tax period ending on or prior to the Closing Date; (ii) closing agreement described in Section 7121 of the Code (or any corresponding or similar provision of federal, state, local, or foreign Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of federal, state, local or foreign Tax Law); or (v) election under Section 108(i) of the Code (or comparable provisions of state, local or foreign Tax Law);
(xiii)    each of the Company and its Subsidiaries has (i) complied with the requirements of Section 482 of the Code and the Treasury Regulations thereunder (and all comparable provisions of state, local or foreign Law), and (ii) prepared and maintained adequate documentation in respect of transactions with related parties governed by Section 482 of the Code and the Treasury Regulations thereunder (and all comparable provisions of state, local or foreign Law); and
(xiv)    to the knowledge of the Company, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382(g) of the Code as of the date of this Agreement.
(b)    Neither the Company nor any of its Subsidiaries is or has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
(c)    For purposes of this Agreement:
(i)    “Tax” means any tax or other like assessment or charge of any kind whatsoever (together with any interest, penalty, addition to tax or additional amount) imposed by any Governmental Authority (a “Taxing Authority”).

(ii)    “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns.
(iii)    “Tax Sharing Agreements” means all agreements existing as of the date of this Agreement binding a party or any of its Subsidiaries that provide for the allocation or sharing of any Tax liability (excluding any agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification, sharing or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).
(d)    Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties contained in this Section 4.16 and in Section 4.17 are the sole and exclusive representations of the Company with respect to Taxes.
Section 4.17    Employees and Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each U.S. Company Plan and each Foreign Company Plan. For purposes of this Agreement, (i) “Company Plan” means each material “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), each material employment agreement, change in control agreement, severance agreement or plan, and each other material plan, program, fund, policy, obligation, or agreement, whether written or unwritten, providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, or post-employment compensation or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability, other than a Multiemployer Plan (as defined below); (ii) “Foreign Company Plan” means each Company Plan that primarily covers employees or other service providers of the Company or any of its Subsidiaries based outside of the United States and/or that is governed by the laws of any jurisdiction outside of the United States (other than any plan or program maintained by, or required to be established by, a Governmental Authority to which the Company or any of its Subsidiaries contribute pursuant to applicable Laws); and (iii) “U.S. Company Plan” means each Company Plan that is not a Foreign Company Plan. The Company has delivered or otherwise made available to Parent accurate, current and complete copies of each of the following: (A) where the Company Plan has been reduced to writing, each U.S. Company Plan and each Foreign Company Plan, and all amendments thereto, (B) where the Company Plan has not been reduced to writing, a written summary of all material plan terms for each U.S. Company Plan and each Foreign Company Plan; (C) the most recent summary plan description, summary of material modifications, and any other written communications, if any, required under ERISA with respect to each U.S. Company Plan; (D) where applicable, copies of any trust agreements or other funding arrangements; (E) in the case of any U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (F) in the case of any U.S. Company Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Forms 5500, with schedules and financial statements attached; and (G) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority relating to any U.S. Company Plan that were actually received by the Company during the one-year period preceding the date of this Agreement.
(b)    No U.S. Company Plan to which the Company, any of its Subsidiaries or any entity that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code (each such entity, an “ERISA Affiliate”) made, or was required to make, contributions during the past six years, is subject to Title IV of ERISA. Neither the Company nor any ERISA Affiliate contributes to (or has in the past six years contributed to) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Section 4.17(b) of the Company Disclosure Letter lists each Foreign Company Plan that is a defined benefit pension plan.
(c)    Each U.S. Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and, to the knowledge of the Company, there is no event or condition that would reasonably be expected to adversely affect the qualified status of any such U.S. Company Plan.
(d)    Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth on Section 4.17(d) of the Company Disclosure Letter, all payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a Company Plan or by applicable Law (including, without limitation, all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such U.S. Company Plan or applicable Law.
(e)    Except as set forth on Section 4.17(e) of the Company Disclosure Letter, each U.S. Company Plan and the UK DB Pension Scheme has been maintained and operated in all material respects in accordance with its terms and applicable Law.
(f)    Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth on Section 4.17(f) of the Company Disclosure Letter, no U.S. Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service, Department of Labor, Equal Employment Opportunity Commission, Occupational Safety and Health Administration, National Labor Relations Board, Security and Exchange Commission, Pension Benefit Guaranty Corporation, or any other Governmental Authority in the preceding three years.
(g)    No U.S. Company Plan provides any employer premium subsidies with respect to post-retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable state or local Law.
(h)    Except as set forth on Section 4.17(h) of the Company Disclosure Letter, the consummation of the Merger will not (either alone or together with any other event) (i) accelerate the time of payment or vesting of compensation or benefits under any U.S. Company

Plan, (ii) increase the amount payable under any U.S. Company Plan, or (iii) result in any material amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or 4999 of the Code.
(i)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles and (iii) has been maintained and operated in all material respects in accordance with its terms and applicable Laws.
(j)    Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or as set forth on Section 4.17(j) of the Company Disclosure Letter, the Company and its Subsidiaries are, and for the three-year period preceding the date of this Agreement have been, in compliance in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, overtime, break time, recordkeeping and classification regarding employees and contractors, and labor relations, including any provisions relating to (i) wages, hours, bonuses, overtime pay, commissions, termination pay, vacation pay, sick pay, any other form of compensation, and classification of employees or contractors for purposes of compensation or otherwise, (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices, (iii) occupational health and safety standards, (iv) layoffs, and (v) immigration and records supporting authorization to work in the United States or other location of employment, workers’ compensation, disability, unemployment compensation, employee privacy rights, whistleblower laws, and all other employment Laws.

(k)    Section 4.17(k) of the Company Disclosure Letter contains a correct and complete list identifying each collective bargaining agreement applicable to employees of the Company and its subsidiaries as of the date of this Agreement. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are not now nor in the three-year period preceding the date of this Agreement, have there have been any (i) labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (ii) unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of any Governmental Authority that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iii) current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages; or (iv) Orders with any Governmental Authority regarding any employment matter. As of the date of this Agreement, the Company is not subject to any obligation to inform and/or consult with any labor union or works council or other employee representative body in connection with the execution of this Agreement.
(l)     Apart from the UK DB Pension Scheme, neither the Company nor any of its Subsidiaries nor any associated or connected person has any liability or contingent obligation to make payment to and has no other obligation or contingent obligation to any occupational pension scheme to which Sections 38 to 51 of the UK Pensions Act 2004 apply and none of the Company and its Subsidiaries have any obligation to provide benefits on a defined benefit basis in relation to any individual’s service with any other occupational pension scheme applicable to employees or former employees in the United Kingdom. For the purposes of these representations, "connected" and "associated" are to be interpreted in accordance with sections 249 and 435 respectively of the Insolvency Act 1986.
(m)     The Company has disclosed to Parent all material documents constituting the UK DB Pension Scheme together with most recent completed actuarial valuation of the UK DB Pension Scheme. To the knowledge of the Company, the documents disclosed accurately describe the benefits due under the UK DB Pension Scheme.
(n)    No liability under section 75 or section 75A of the UK Pensions Act 1995 has become due by the Company or any of its Subsidiaries or any person who is associated or connected with the Company or any of its Subsidiaries. Neither the entry into of this Agreement nor the completion of the Merger will give any person the right to trigger winding-up of the UK DB Pension Scheme or give rise to an insolvency event for Furmanite International Limited for the purposes of Section 75 UK Pensions Act 1995.
(o)    No contribution notice or financial support direction has been issued by the UK Pensions Regulator to the Company or any of its Subsidiaries or, to the knowledge of the Company, to any associated or connected person in relation to the UK DB Pension Scheme and, to the knowledge of the Company, the UK Pensions Regulator has not issued any warning notice in relation to the UK DB Pension Scheme or intimated that it will or proposes to use its powers under Sections 38-51 UK Pensions Act 2004 in relation to the UK DB Pension Scheme.  To the knowledge of the Company, (i) there has been no act or deliberate failure to act which would entitle the UK Pensions Regulator to use its powers under Sections 38 UK Pensions Act 2004; and (ii) there are no circumstances (other than the disclosed level of deficit in the UK DB Pension Scheme and the disclosed financial position of Furmanite International Limited) which are likely to lead the UK Pensions Regulator to seek to use its powers under Section 43 UK Pensions Act 2004 against the Company or any Subsidiaries, in each case in relation to the UK DB Pension Scheme.
Section 4.18    Environmental Matters. (a) There is no material Environmental Claim pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.
(b)    Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole,

the Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Environmental Laws and all Governmental Authorizations relating to or required by Environmental Laws.
(c)    The Company and its Subsidiaries hold all material Governmental Authorizations required under Environmental Laws for the ownership and operation of their respective business, all such Governmental Authorizations are in full force and effect.
(d)    Except as set forth on Section 4.18(d) of the Company Disclosure Letter, to the knowledge of the Company, no Hazardous Substances have been released or are present on, under or about any facility owned or operated by the Company or any Subsidiary, and neither the Company nor any Subsidiary has caused or allowed the release of any Hazardous Substance at any Customer Facility, in quantities or concentrations that require reporting or exceed any applicable assessment, remediation, exposure or health standard established by Environmental Laws.
(e)    Since January 1, 2013, neither the Company nor any Subsidiary has received any written communication from any Governmental Authority or Third Party alleging liability under Environmental Laws (i) in connection with their operations, or (ii) with respect to any property or facility to or at which any Hazardous Substances generated by any Company have been transported or disposed, including any notice that any such property or facility has been identified or classified as in need of investigation or corrective action for Hazardous Substance contamination under Environmental Laws.
(f)    The Company has adequate reserves (within the meaning of GAAP and applicable regulatory requirements or guidelines) to cover the cost of defense, remediation efforts or any other potential liability or relating to or arising out of the environmental matters set forth on Section 4.18(d) of the Company Disclosure Letter.
(g)    For purposes of this Agreement:
(i)    “Environmental Claim” means any claim, action, suit, proceeding, Order, demand or notice (written or oral) alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (A) the presence, Release of, or exposure to any Hazardous Substances, (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or (C) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.
(ii)    “Environmental Law” means any Law or Order relating to the generation, treatment, management, storage or disposal of Hazardous Substances, to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or to the protection of human health and safety.
(iii)    “Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety, or (B) can form the basis of any liability under any Law or Order relating to pollution, waste, the environment, or the protection of human health and safety.
(iv)    “Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.
Section 4.19    Material Contracts. (a) Section 4.19(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party:
(i)    any Contract that (A) contains any exclusivity or similar provision (including with respect to any Intellectual Property Rights) that is binding on the Company or any of its Subsidiaries or (B) otherwise limits or restricts the Company or any of its Subsidiaries from (1) engaging or competing in any material line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person, in each case that is material to the Company and its Subsidiaries, taken as a whole;
(ii)    includes (A) any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company to a Third Party, (B) any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party or (C) any arrangement between the Company and a Third Party that limits or purports to limit in any respect the ability of the Company or its Subsidiaries to own, operate, sell, license, transfer, pledge or otherwise dispose of any material assets or business, in each case of clauses (A), (B) and (C), that is material to the Company and its Subsidiaries, taken as a whole;
(iii)    any Contract that is a joint venture, alliance or partnership agreement or other sharing of profits or losses with any Person that is material to the Company and its Subsidiaries, taken as a whole;
(iv)    any Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other those between the Company and its Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1,000,000 individually;
(v)    any Contract with respect to an interest rate, currency or other swap or derivative transaction (other than those entered into in the ordinary course of business primarily for hedging purposes);
(vi)    any Contract that is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement pursuant to which (A) the Company or any of its Subsidiaries reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement to be in excess of $1,000,000, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or interests therein) after the date of this Agreement with a fair market value or purchase price of more than $500,000 or (C) any other Person has the right to acquire any equity interests in the Company or any of its Subsidiaries, excluding, in the case of clauses (A) and (B), acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;
(vii)    any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $1,000,000 in the aggregate under such Contract (or series of related Contracts) after the date of this Agreement;
(viii)    any Contract that is a settlement or similar agreement (which shall not include any customer contracts) with any Governmental Authority or Order of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole; or
(ix)    any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K, other than any such Contract that is a Company Plan.
Each Contract of the type described in clauses (i) through (vii) is referred to herein as a “Company Material Contract”).
(b)    Except for this Agreement or as listed in Section 4.19(b) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.
(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms. The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed in all material respects its obligations required to be performed by it, as and when required, under each Company Material Contract, except for failures to perform that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract.
Section 4.20    Insurance. Section 4.20 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the date of this Agreement (collective, “Company Insurance Policies”). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) all Company Insurance Policies are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) neither the Company nor any of its Subsidiaries has reached or exceed its policy limits for any such insurance policies. The Company and its Subsidiaries have complied in all respects with the provisions of each Company Insurance Policy under which such Person is the insured party, except for any noncompliance, which has not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, and there is no material claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied or disputed.
Section 4.21    OFAC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Subsidiary of the Company are, and since January 1, 2013, have been, in compliance with all applicable statutory and regulatory requirements of the United States, the United Kingdom or the European Union relating to economic sanctions or embargoes, including all laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any Contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority or any other Person any written notice of any violation of any OFAC Laws.
Section 4.22    Customers and Suppliers.
(a)    Section 4.22(a) of the Company Disclosure Letter sets forth a correct and complete list, for the 12-month period ended on December 31, 2014, of (i) the 10 largest customers of good and services of the Company and its Subsidiaries (taken as a whole), in each case measured by the revenue earned by the Company and its Subsidiaries (taken as a whole) during such 12-month period in respect of goods and services provided to each such customer (the “Material Customers”), and (ii) the 10 largest suppliers of goods and services to the

Company and its Subsidiaries (taken as a whole), in each case measured by the expenditure by the Company and its Subsidiaries (taken as a whole) during such 12-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).
(b)    To the knowledge of the Company, no Material Customer or Material Supplier has, since January 1, 2014, threatened in writing to terminate the relationship of such Material Customer or Material Supplier, as applicable, with the Company or its applicable Subsidiary.
Section 4.23    Anti-Bribery. To the knowledge of the Company, since January 1, 2013, neither the Company nor any of its Subsidiaries, or any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by the Company or any of its Subsidiaries, any agent or representative or other person acting for or on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (a) made, authorized, promised to make or offered to make any unlawful payment, or provided or offered or promised to provide or authorized the provision of anything of value (whether in form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public Information Organization or official or employee thereof, for the purposes of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantages or (iv) inducing any Official Party to influence of affect any act or decision of any Governmental Authority or Public International Organization or (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities; in each case (with respect to all of the foregoing provisions of this sentence) in violation of any Law applicable to the Company or any of its Subsidiaries governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including, if applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq.), the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combatting Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”). The Company and its Subsidiaries have developed and implemented a compliance program which includes corporate policies and procedures designed to ensure compliance with the Anticorruption Laws. To the knowledge of the Company, since January 1, 2013, neither the Company nor any of its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law.
Section 4.24    Finders’ Fees. Except for Lazard Frères & Co. LLC, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Merger.
Section 4.25    Opinion of Financial Advisor. The Company Board has received the opinion of Lazard Frères & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions specified therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Stock and as of the date of this Agreement, such opinion has not been amended, withdrawn or modified.
Section 4.26    Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the other transactions contemplated by this Agreement from Section 203 of DGCL, to the extent, if any, that such section would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and, accordingly, neither such provision of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal Laws apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.
Section 4.27    Reorganization. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.28    No Additional Representations. Except for the representations and warranties expressly made by the Company in this Article 4 (as qualified by the Company Disclosure Letter), each of Parent and Merger Sub acknowledges that neither the Company nor any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any other Person makes any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, affairs operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any other Person, including in any “data rooms” or management presentations. Neither Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in this Article 4.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as disclosed in the Parent SEC Documents filed or furnished by Parent with the SEC since June 1, 2014 (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) as set forth in the applicable part or subpart of the disclosure letter delivered by Parent and Merger Sub to the Company in connection with, and upon the execution of, this Agreement (the “Parent Disclosure Letter”) or any other part or subpart of the Parent Disclosure Letter(each section of which qualifies the correspondingly numbered representation, warranty or covenant specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:
Section 5.01    Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has delivered or made available to the Company true and complete copies of the organizational documents of Parent and Merger Sub as in effect on the date of this Agreement.
Section 5.02    Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger are within the corporate power and authority of Parent and Merger Sub and, except for the approval of Parent as the sole stockholder of Merger Sub and except for the need to obtain the Parent Stockholder Approval, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. The affirmative vote of a majority of votes cast by the holders of Parent Stock present in person or represented by proxy at a meeting of Parent stockholders held for the purpose of obtaining the approval of the Parent Stock Issuance by such affirmative vote (such meeting, the “Parent Stockholder Meeting”), and such approval, the “Parent Stockholder Approval”) is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).
(b)    At meetings duly called and held, as of the date of this Agreement, (i) the Parent Board and the board of directors of Merger Sub each unanimously (A) determined that the Merger, this Agreement and the other transactions contemplated by this Agreement, are advisable and fair to, and in the best interests of, their respective companies and stockholders and (B) approved this Agreement and the Merger, and (ii) the Parent Board unanimously resolved to recommend the approval of the Parent Stock Issuance by Parent’s stockholders (the recommendation set forth in this clause (ii), the “Parent Board Recommendation”).
Section 5.03    Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger require no action by, approval or authorization of or filing with, any Governmental Authority, other than (i) the filing of the certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other Competition Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, (iv) compliance with any applicable requirements of the NYSE, (v) compliance with and such approvals, filings and/or notices as may be required by the Nuclear Regulatory Agencies, (vi) as set forth on Section 5.03 of the Parent Disclosure Letter and (vii) any actions or filings the absence of which would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.
Section 5.04    Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger do not and will not, assuming the authorizations, consents and approvals s referred to in Section 5.03 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent and Merger Sub, (ii) contravene, conflict with or result in a violation or breach of any Law or Order, (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation or acceleration of any right or obligation under, any provision of any Contract binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.05    Capitalization. (a) The authorized capital stock of Parent consists of 60,000,000 shares of common stock, par value $0.30 per share (“Parent Stock”) and 500,000 shares of preferred stock, par value $0.30 per share, of Parent. As of October 28, 2015 (the “Parent Capitalization Date”), there were outstanding 21,222,034 shares of Parent Stock, and an additional 546,977 shares of Parent Stock held in treasury. As of the Parent Capitalization Date, there were outstanding (A) compensatory options to purchase shares of Parent Stock with respect to an aggregate of 450,300 shares of Parent Stock, (B) compensatory restricted stock units with respect to an aggregate of 301,674 shares of Parent Stock, (C) no shares of preferred stock of Parent and (D) no shares of other series of common stock of Parent. The foregoing sentence includes all shares of Parent Stock subject to vesting or other lapse restrictions granted pursuant to a compensatory award.
(b)    Except as set forth in Section 5.05(a), as of the Parent Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”).
(c)    There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Parent Securities. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms of such plan or arrangement, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of Parent owns any shares of capital stock of Parent or any Parent Securities. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.
(d)    Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, 100 of which are outstanding. All such outstanding shares of Merger Sub common stock have been duly authorized and validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.
(e)    When issued pursuant to the terms of this Agreement, all outstanding shares of Parent Stock constituting any part of the Merger Consideration will be duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.
Section 5.06    Subsidiaries. (a) Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of Parent, are owned by Parent, directly or indirectly, free and clear of any Lien, in each case other than Permitted Liens. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.
Section 5.07    SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by Parent since May 31, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document complied, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.
(b)    Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information (both financial and non-financial) relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c)    Parent and its Subsidiaries have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has disclosed to the Company prior to the date of this Agreement a summary of any such disclosure made by management to Parent’s auditors or audit committee since June 1, 2013 and prior to the date of this Agreement.
(d)    There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.
(e)    Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.
(f)    Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.
(g)    Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), in each case where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents.
(h)    Since the Parent Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that has not been disclosed in Parent’s Form 10-K for the fiscal year ended May 31, 2015 filed with the SEC on August 7, 2015 or other Parent SEC Documents filed prior to the date of this Agreement.

Section 5.08    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) (a) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP (except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).
Section 5.09    Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Joint Proxy Statement is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of any amendment or supplement thereto, or at the time of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement (other than the portions of the Joint Proxy Statement relating to the Company Stockholder Meeting) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.09, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Parent.
Section 5.10    Absence of Certain Changes. (a) From May 31, 2015 (the “Parent Balance Sheet Date”) through the date of this Agreement, (i) the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iii) neither Parent nor any of its Subsidiaries has taken any action that if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent would constitute a breach of clause (b), (c) or (f) as it relates to clauses (b) or (c) of Section 7.01.
(b)    Since the date of this Agreement, there has not been any event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.11    No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries that would be required by GAAP to be reflected on or reserved against on a consolidated balance sheet of Parent and its Subsidiaries, taken as a whole, other than: (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of the Parent Balance Sheet Date included in the Parent SEC Documents, including the notes thereto (the “Parent Balance Sheet”); (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Parent Balance Sheet Date; (c) liabilities or obligations arising out of this Agreement or the Merger; and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.12    Compliance with Laws and Court Orders; Governmental Authorizations. (a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to materially interfere with or delay the consummation of the Merger, Parent and each of its Subsidiaries is and since June 1, 2013, has been in compliance with all applicable Laws and Orders, and to the knowledge of Parent, is not under investigation with respect to and has not been threatened to be charged with or given notice by a Governmental Authority with respect to, a violation of any Law or Order. There is no rule or Order of any Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, as of the date hereof, seeks to materially interfere with or delay the consummation of the Merger.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent is and since June 1, 2012, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since June 1, 2012, Parent has not received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization. Parent and each of its Subsidiaries that holds any license subject to the rules of, or issued by, the Nuclear Regulatory Authorities are in good standing with such Nuclear Regulatory Authorities and in compliance with the terms of such licenses in all material respects, and since June 1, 2013, none of Parent or any of its Subsidiaries has been disqualified from holding any license or had any license revoked by the Nuclear Regulatory Authorities.
Section 5.13    Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Proceeding pending against, or, to the knowledge of Parent, threatened by or against Parent or any of its Subsidiaries, or any other Person for whom Parent or any of its Subsidiaries is reasonably expected to be liable or any of their respective properties is reasonably likely to be affected before (or in the case of threatened Proceedings, that would be before) or by any Governmental Authority that (i) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) as of the date of this Agreement, seeks to materially interfere or delay the consummation of the Merger.
Section 5.14    Ownership of Company Stock. Prior to and as of the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any officers, directors, employees, investment bankers, attorneys and other advisors or representatives

(collectively, “Representatives”) of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” within the meaning of Section 203 of the DGCL. Neither Parent nor Merger Sub nor any of their affiliates or associates (as each term is defined in Section 203 of the DGCL) owns (within the meaning of Section 203 of the DGCL) any Company Stock or any rights to acquire any Company Stock except pursuant to this Agreement.
Section 5.15    Finders’ Fees. Except as set forth on Section 5.15 of the Parent Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the Merger.
Section 5.16    Reorganization. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.17    OFAC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Subsidiary of Parent are, and since January 1, 2013, have been, in compliance with all applicable OFAC Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is a party to any Contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury. Neither Parent nor any of its Subsidiaries has received from any Governmental Authority or any other Person any written notice of any violation of any OFAC Laws.
Section 5.18    Anti-Bribery. To the knowledge of Parent, since June 1, 2013, neither Parent nor any of its Subsidiaries, or any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by Parent or any of its Subsidiaries, any agent or representative or other person acting for or on behalf of Parent or any of its Subsidiaries, has, directly or indirectly, (a) made, authorized, promised to make or offered to make any unlawful payment, or provided or offered or promised to provide or authorized the provision of anything of value (whether in form of property or services or in any other form), to any Official Party, or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public Information Organization or official or employee thereof, for the purposes of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantages or (iv) inducing any Official Party to influence of affect any act or decision of any Governmental Authority or Public International Organization or (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities; in each case (with respect to all of the foregoing provisions of this sentence) in violation of any Anticorruption Law. Since June 1, 2013, neither Parent nor any of its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.20    No Additional Representations. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article 5 (as qualified by the Parent Disclosure Letter), the Company acknowledges that none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Merger Sub or any other Person makes any representation or warranty with respect to (a) Parent or its Subsidiaries or any of their respective businesses, affairs, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or any other Person, including in any “data rooms” or management presentations. The Company has not relied on any such information or any representation or warranty not set forth in this Article 5.
ARTICLE 6
COVENANTS OF THE COMPANY
Section 6.01    Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except as contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed in the subclauses of the next sentence shall be deemed a breach of this sentence unless such action would constitute a breach of such subclauses. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to:
(a)    amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company;
(b)    split, combine or reclassify any shares of capital stock of the Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) the declaration, setting aside or payment of any dividends or other distributions (or the redemption, repurchase or other acquisition of Company Subsidiary Securities, or offer thereto) by any of its Subsidiaries payable solely to the Company or any of its Subsidiaries and (ii) acquisitions, or deemed acquisitions, of Company Stock in connection with (A) the payment of the exercise price of Company Stock Options with Company Stock (including in connection with “net exercises”) and (B) required Tax withholding in connection with the exercise of Company Stock Options and the vesting or settlement of Company Restricted Shares, Company RSUs or Company PSUs;
(c)    issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of any shares of the Company Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company Restricted Shares, Company RSUs or Company PSUs in accordance with the applicable terms thereof and the issuance, delivery or sale of any shares of Company Subsidiary Securities to the Company or any of its Subsidiaries;
(d)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) pursuant to Contracts in effect on the date of this Agreement, (iii) leases or subleases under which the Company or one of its Subsidiaries is the tenant entered into in the ordinary course of business, and (iv) assets, securities, properties, interests or businesses of the Company or any of its Subsidiaries;
(e)    sell, license, lease or otherwise transfer, or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or business immaterial to the Company and its Subsidiaries, (iii) sales, leases or transfers that are pursuant to Contracts in effect on the date of this Agreement, (iv) Permitted Liens, or (v) sales, licenses, leases or other transfers to the Company or any of its Subsidiaries;
(f)    other than those contemplated on Section 6.01 of the Company Disclosure Letter, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions to, or investments in, the Company or any of its Subsidiaries;
(g)    create, incur or assume any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities, except for (i) indebtedness under the Company Credit Facility, (ii) guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company (which indebtedness exists as of the date of this Agreement), or (iii) indebtedness or guarantees between or among the Company and any of its Subsidiaries or the Company’s wholly owned Subsidiaries;
(h)    other than in the ordinary course of business, enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person or (ii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect any upstream Affiliates of the Company following consummation of the Mergers from engaging or competing in any line of business, in any location or with any Person;
(i)    without prior consultation with Parent, (i) recognize any material new union, works council or other similar employee representative, except as required by Applicable Law, or (ii) enter into any material collective bargaining agreement, or renew or enter into any material mid-term modification (excluding resolutions of grievances relating to or interpretations of a collective bargaining agreement) of any existing collective bargaining agreement;
(j)    without limiting Section 8.09, settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries or (B) any stockholder litigation or dispute against the Company or any of its officers or directors, except, in each case, for settlements solely in respect of monetary damages not exceeding $500,000 (after giving effect to any reasonably expected indemnification proceeds);
(k)    [Reserved];
(l)    other than (x) in the ordinary course of business (including renewals consistent with the terms thereof), (y) in a manner not materially adverse to the Company and its Subsidiaries, taken as a whole, or (z) as otherwise may be reasonably necessary to comply with the terms of this Agreement, (i) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or (ii) enter into (or renew or otherwise extend the terms of) any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;
(m)    except (x) as required pursuant to a Company Plan or a Contract in effect on the date of this Agreement, or (y) as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any employee, officer, or director of the Company or any of its Subsidiaries, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any employee, officer, or director of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any officer or director of the Company or any of its Subsidiaries, (iv) except in the ordinary course of business consistent with past practice (including employee promotions), (x) increase the compensation payable to any salaried employee of the Company or any of its Subsidiaries, other than increases in base salary not in excess of 5% of any such individual’s base salary as in effect on the date of this Agreement or (y) increase the compensation payable to any hourly employee of the Company or any of its Subsidiaries, other than increases in hourly base wage rates not in excess of 20% of any such individual’s hourly base wage as in effect on the date of this Agreement, or (vi) establish, adopt, terminate or materially amend any Company Plan or any plan, program, arrangement, policy or agreement that would be a Company Plan if it were in existence on the date of this Agreement;
(n)    change the Company’s methods of financial accounting, except as required by GAAP or Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(o)    other than in the ordinary course of business (i) make or change any material election with respect to Taxes, (ii) amend any material Tax Return, or (iii) agree to settle any material claim or assessment in respect of Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the Company Balance Sheet (or in a more recent Company consolidated balance sheet included in the Company SEC Documents);
(p)    adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company; or
(q)    agree, resolve or commit to do any of the foregoing.
Section 6.02    Company Stockholder Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 6.02) for the purpose of voting on the approval and adoption of this Agreement in accordance with the DGCL. In connection with the Company Stockholder Meeting, the Company shall (i) subject to Section 8.03, recommend approval and adoption of this Agreement and the other transactions contemplated hereby by the Company’s stockholders in the Joint Proxy Statement and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 8.03, the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the adoption of this Agreement by the Company’s stockholders. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting; provided, that the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder meeting (A) if on the date on which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Stock to obtain the Company Stockholder Approval, whether or not a quorum is present or (B) to the extent necessary to ensure that any amendment or supplement to the Joint Proxy Statement is timely provided to the holders of Company Stock. The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholder Meeting on the same day and at the same time as the Parent Stockholder Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.
Section 6.03    Termination of 401(k) Plan. At Parent’s written request, delivered no later than fifteen (15) days prior to the Closing, the Company shall terminate the Furmanite Corporation 401(k) Savings and Investment Plan (the “Company 401(k) Plan”) effective immediately prior to the Closing Date and contingent upon the occurrence of the Closing, and upon such termination, shall cease all further contributions to the Company 401(k) Plan for pay periods beginning on and after the Closing Date and, to the extent the Company 401(k) Plan provides for loans to participants, and upon such termination, shall cease making any such additional loans effective immediately prior to the Closing Date. If Parent does not instruct the Company to terminate the Company 401(k) Plan, nothing herein shall be deemed to prevent the Surviving Corporation or Parent from terminating the Company 401(k) Plan following the Closing in accordance with applicable Law. In the event that Parent instructs the Company to terminate the Company 401(k) Plan, (a) prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the corresponding 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”) to comply with applicable Law, (b) subject to the receipt of a favorable IRS determination letter with respect to the termination of the Company 401(k) Plan, to permit each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (each, a “Continuing Employee”) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from the Company 401(k) Plan to the corresponding Parent 401(k) Plan, and (c) upon any termination of the Company 401(k) Plan in accordance with this Section 6.03, the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in the Parent 401(k) Plan.
ARTICLE 7
COVENANTS OF PARENT AND MERGER SUB
Section 7.01    Conduct of Parent and Merger Sub. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except as contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it; provided, that no action by Parent or its Subsidiaries with respect to matters specifically addressed in the subclauses of the next sentence shall be deemed a breach of this sentence unless such action would constitute a breach of such subclauses. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except as contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, Parent shall not, nor shall it permit any of its Subsidiaries to:
(a)    amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) of Parent in a manner that would be adverse to the holders of Company Stock;
(b)    enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other Person or business or (ii) make loans, advances or capital contributions to, or investments in, any other Person, in each case that would reasonably be expected to prevent, impede or delay the consummation of the Merger;

(c)    split, combine or reclassify any shares of capital stock of Parent or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of Parent or its Subsidiaries, except for the declaration, setting aside or payment of any dividends or other distributions by any of its Subsidiaries payable solely to Parent or any of its Subsidiaries;
(d)    adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent;
(e)    knowingly and intentionally take any action that would reasonably be expected to make any representation and warranty or Parent hereunder inaccurate in any material respect, or immediately prior to the Effective Time; or
(f)    agree, resolve or commit to do any of the foregoing.
Section 7.02    Obligations of Merger Sub and Surviving Corporation. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform when due all of its obligations under this Agreement, and Merger Sub shall not engage in any activities of any nature other except as provided in or contemplated by this Agreement.
Section 7.03    Parent Stockholder Meeting; Approval by Sole Stockholder of Merger Sub. (a) Parent shall duly call, give notice of, convene and hold the Parent Stockholder Meeting as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 7.03(a)) for the purpose of voting on the approval of the Parent Stock Issuance. In connection with the Parent Stockholder Meeting, Parent shall (i) subject to Section 8.04(b), recommend approval and adoption of this Agreement and the other transactions contemplated hereby by Parent’s stockholders in the Joint Proxy Statement and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 8.04(b), Parent will use its reasonable best efforts to solicit from its stockholders proxies in favor of approval of the Parent Stock Issuance and take all other actions reasonably necessary or advisable to secure the approval of the Parent Stock Issuance by Parent’s stockholders. Parent shall not, without the prior written consent of the Company, adjourn or postpone the Parent Stockholder Meeting; provided, that Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder meeting (A) if on the date on which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present or (B) to the extent necessary to ensure that any amendment or supplement to the Joint Proxy Statement is timely provided to the holders of Parent Stock. Parent shall use its reasonable best efforts to cooperate with the Company to hold the Parent Stockholder Meeting on the same day and at the same time as the Company Stockholder Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.
(b)    Immediately following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL, by written consent.

Section 7.04    Director and Officer Indemnification. (a) From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each former and present director or officer of the Company or any Subsidiary of the Company and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Subsidiary of the Company (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) or in any agreement to which the Company or any of its Subsidiaries is a party, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of no less than six (6) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws (including, with respect to the bylaws, provisions regarding exculpation, indemnification and advancement of expenses that are no less favorable than those contained in the Company’s bylaws as of the date of this Agreement) and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor to the business of the Surviving Corporation), regarding exculpation, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time or in any agreement to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation set forth in Exhibit A and in the bylaws in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.
(b)    At and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless (and advance funds in respect of the foregoing) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Company Indemnified Party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party in the defense of any such Action.

(c)    Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to either (i) continue to maintain in effect for a period beginning upon the Effective Time and ending no less than six (6) years after the Effective Time the Company's directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement, or (ii) purchase comparable D&O Insurance for such period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Letter (the “Premium Cap”); and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period beginning at the Effective Time and ending no later than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.04(c); provided that the aggregate premium for such policies shall not exceed the Premium Cap. If the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.
(d)    If either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent or the Surviving Corporation shall cause proper provision to be made so the successors and assigns of Parent or the Surviving Corporation, as the case may be, succeed to or assume the applicable obligations of such Party set forth in this Section 7.04.
(e)    The provisions of this Section 7.04 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured person hereunder (including the Company Indemnified Parties), his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.
Section 7.05    Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 7.06    Employee Matters. (a) During the period beginning at the Effective Time and ending on the date that is six months following the Closing Date (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each Continuing Employee, so long as such Continuing Employee is employed by Parent or its Subsidiaries during the Continuation Period, with, base salary or base wage rate, and target short-term incentive opportunities (excluding equity-based incentive opportunities) that are no less favorable in the aggregate than the base salary or base wage rate and target short-term incentive opportunities (excluding equity-based incentive opportunities) provided by the Company and its Subsidiaries on the date of this Agreement.
(b)    In addition, upon a termination of employment during the Continuation Period, the Continuing Employees shall be eligible to receive severance compensation and benefits under the applicable severance plan, policy or program maintained by Parent and its Subsidiaries on the same basis, and pursuant to the same terms and conditions, as similarly situated employees of Parent and its Subsidiaries. Section 7.06(b) of the Parent Disclosure Letter sets forth Parent’s severance plan maintained for individuals employed by Parent and situated in the United States.
(c)    Following the Effective Time, Parent shall recognize, or shall cause its Subsidiaries (including, for the avoidance of doubt the Surviving Corporation and its Subsidiaries) to recognize, for all purposes, including eligibility to participate, vesting and benefit accrual, under all Company Plans and any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries (collectively, the “Parent Plans”) in which the Continuing Employees become eligible to participate, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary) prior to the Effective Time to the same extent that such service is recognized by the Company and its Subsidiaries prior to the Effective Time; provided, that Parent shall not be required to provide credit for benefit accrual purposes under any Parent Plan that is a defined benefit pension plan or retiree medical plan. In addition with respect to each Parent Plan in which a Continuing Employee becomes eligible to participate after the Effective Time, Parent shall (i) waive, or caused to be waived, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee under such Parent Plan and (ii) provide such Continuing Employee with credit for any co-payments, deductibles and out-of-pocket expenses already incurred by the Continuing Employee under the corresponding Company Plan during the year in which such Continuing Employee first becomes eligible to participate in such Parent Plan in satisfying any applicable co-payment or deductible requirements or out-of-pocket maximums under such Parent Plan.
(d)    Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who are based outside of the United States, Parent’s obligations under this Section 7.06 shall be in addition to and not in contravention of any obligations under the Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.
(e)    Nothing contained in this Section 7.06, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or Parent Plan or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan or Parent Plan, (ii) give any current or former employee of the Company and its Subsidiaries (including any beneficiary or dependent thereof) or any other Person who is not a party to this Agreement any third-party beneficiary or other rights or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan or Parent Plan or (B) retain the employment or services of any current or former employee.
ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY
Section 8.01    Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law or Order to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable (and in any event no later than the End Date), including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article 9).
(b)    In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable (and in any event within twenty (20) Business Days of the date of this Agreement in the case of the following clause (i) (unless counsel to the Parties have previously agreed to extend such twenty (20) Business Day period)), (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, (ii) any application for approval and consent of, and the issuance of licenses and license amendments by, the Nuclear Regulatory Agencies under the Atomic Energy Act and the applicable laws and regulations of all Nuclear Regulatory Agencies having jurisdiction over the Company and its Subsidiaries necessary to consummate the transactions contemplated by this Agreement, (iii) all necessary filings to obtain consents from the state regulators that are required in connection with the Merger and the other transactions contemplated by this Agreement and (iv) all other registrations, declarations, notices and filings with Governmental Authorities that are required in connection with the Merger and the other transactions contemplated by this Agreement, including any such registrations, declarations, notices and filings required under any Competition Laws (other than the HSR Act). Each of the Company and Parent shall use its respective reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the foregoing, and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as practicable.

(c)    Except as prohibited by applicable Law or Order, each of Parent and the Company shall use (and shall cause its Subsidiaries to use) its reasonable best efforts to (A) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger or the other transactions contemplated by this Agreement, including any proceeding initiated by a private party, (B) promptly inform the other Party of (and supply to the other Party a copy of) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Merger or the other transactions contemplated by this Agreement, (C) to the extent reasonably practicable, consult with each other prior to taking any material position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority, (D) to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law, and (E) to the extent reasonably practicable, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement, the Merger or the other transactions contemplated by this Agreement under the HSR Act or any other Competition Law. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01(c) in a manner so as to preserve the applicable privilege.
(d)    Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, engage in any substantive conversation or enter into any agreement with any Governmental Authority in respect of the Merger or the other transactions contemplated by this Agreement (including with respect to any of the actions referred to in Section 8.01(a)) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) if one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Party apprised with respect thereto, provided that, Parent or its representatives may conduct such a meeting or conversation without the Company or its representatives present upon the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).
(e)    Parent (including by its Subsidiaries) agrees (i) to take, or cause to be taken (including by its Subsidiaries), any and all reasonable best steps and to make, or cause to be made (including by its Subsidiaries), any and all reasonable best undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Competition Law with respect to the Merger and the other transactions contemplated by this Agreement, and

(ii) to avoid or eliminate such impediment or impediments under any Competition Law that may be asserted by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement in each case, so as to enable the Effective Time to occur as promptly as practicable and in any event no later than the End Date; provided, however, that nothing in this Agreement shall require or be construed to require Parent or any of its Affiliates to agree or commit to any undertaking, divestiture, license or hold separate or similar arrangement or conduct of business arrangement or to terminate any relationships, rights or obligations or to do any other act (A) to the extent such agreement, commitment, termination or action, individually or in the aggregate, would, or would reasonably be expected to, (x) have a material adverse effect on the business, results of operations or financial condition of either Parent and its Subsidiaries or (y) materially impair Parent’s ability to own, operate or retain a material portion of the business, property or assets of the Company and its Subsidiaries and/or Parent and its Subsidiaries or (B) to avoid a second request and/or Phase 2 investigation instituted by any Governmental Authority under any Competition Law.
(f)    In no event shall the Company or any of its Subsidiaries, without the prior written consent of Parent, take any action, or commit to take any action, or agree to any condition or limitation contemplated in this Section 8.01, that individually or in the aggregate, would, or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of either Parent and its Subsidiaries or the Company and its Subsidiaries.
(g)    Prior to the Effective Time, Parent shall not, and shall not permit its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets, if the entry into a definitive agreement relating to or the consummation of such acquisition would reasonably be expected to materially increase the risk of not obtaining the applicable consent, clearance, approval, authorization or waiver under the HSR Act with respect to the transactions contemplated by this Agreement.
(h)    Each of Parent and the Company shall use its reasonable best efforts to cooperate in determining the appropriate actions to be taken with respect to the UK DB Pension Scheme and in implementing such actions, including cooperating in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the UK DB Pension Scheme with respect to the Merger or the other transactions contemplated by this Agreement.
(i)    Each of Parent and the Company shall cause to be obtained the required approvals from the Nuclear Regulatory Authorities set forth on Section 8.01(i) of the Company Disclosure Letter with respect to either (at the Company’s option) the disposition, or transfer to Parent or an Affiliate of Parent, of all subject licenses held by the Company and its Subsidiaries prior to the Closing, and shall cooperate with respect to the treatment of such licenses, in each case subject to the provisions of Section 8.01(i) of the Company Disclosure Letter.
Section 8.02    Registration Statement; Joint Proxy Statement. (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement (which shall include the Joint Proxy Statement). Parent and Merger Sub shall each use its reasonable best efforts to (i) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act and (iii) keep the Registration Statement effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to (A) to cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (B) ensure that the Registration Statement and the Joint Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act. Parent and Merger Sub shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Stock in the Merger, and the Company shall furnish to Parent and Merger Sub all information concerning the Company as may be reasonably requested in connection with any such actions.
(b)    Each of Parent, Merger Sub and the Company shall furnish to the other Parties all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Registration Statement or the Joint Proxy Statement. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Registration Statement or the Joint Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent, Merger Sub and the Company shall take all steps necessary to amend or supplement the Registration Statement or the Joint Proxy Statement, as applicable, and to cause the Registration Statement or Joint Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Stock and/or Parent Stock, in each case as and to the extent required by applicable Law.
(c)    Each of Parent, Merger Sub and the Company shall promptly provide the other Parties and their counsel with any comments or other communications, whether written or oral, that Parent, Merger Sub, the Company or their counsel may receive from the SEC or its staff with respect to the Registration Statement or the Joint Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Registration Statement or the Joint Proxy Statement (including in each case any amendment or supplement thereto, except with respect to any amendments filed after a Company Adverse Recommendation Change or Parent Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 8.03 or Section 8.04) with the SEC or the dissemination thereof to the holders of Company Stock or Parent Stock, or responding to any comments of the SEC with respect to the Registration Statement or Joint Proxy Statement, each of Parent, Merger Sub and the Company shall provide the other Parties and their counsel a reasonable opportunity to review and comment on such Registration Statement, Joint Proxy Statement or response (including the proposed final version thereof), and each of Parent, Merger Sub and the Company shall give reasonable and good faith consideration to any comments made by the other Parties or their counsel.

(d)    The Joint Proxy Statement shall include the Company Board Recommendation and a description thereof (except to the extent that the Company Board shall have previously withdrawn or modified the Company Board Recommendation pursuant to and in accordance with Section 8.03(b)). The Joint Proxy Statement shall include the Parent Board Recommendation and a description thereof (except to the extent that the Parent Board shall have previously withdrawn or modified the Parent Board Recommendation pursuant to and in accordance with Section 8.04(b)).
Section 8.03    No Solicitation by the Company; Company Adverse Recommendation Change. (a) The Company shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 10, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) subject to Section 8.03(b), approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each a “Company Alternative Acquisition Agreement”), (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (iv) agree to do any of the foregoing; provided, that if, prior to obtaining the Company Stockholder Approval, following the receipt of an unsolicited bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal in circumstances not otherwise involving a breach of this Agreement, the Company may, in response to such Company Acquisition Proposal, and subject to compliance with Section 8.03(c), furnish information with respect to the Company to the Person making such Company Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, further, that (A) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into an Acceptable Confidentiality Agreement and (B) promptly following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person and (ii) inform a Person that has made or, to the knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of this Section 8.03.
(b)    Except as permitted pursuant to this Section 8.03(b), the Company Board shall not effect a Company Adverse Recommendation Change. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change if: (I) (A) a written Company

Acquisition Proposal that was not solicited in violation of this Agreement is made to the Company by a Third Party and such Company Acquisition Proposal has not been withdrawn prior to the date of such Company Adverse Recommendation Change and (B) the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal; or (II) in all other cases not involving a Company Acquisition Proposal, in response to a Company Intervening Event to the extent that the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws; provided, that, in each case, prior to making any Company Adverse Recommendation Change:
(i)    the Company Board shall provide Parent at least three (3) Business Days’ prior written notice of its intention to take such action, which notice shall include, in the case of Section 8.03(b)(I), the information with respect to the Company Superior Proposal that is specified in Section 8.03(c) as well as a copy of such Company Acquisition Proposal, or, in the case of Section 8.03(b)(II), the reasons underlying the Company Board’s decision to make a Company Adverse Recommendation Change; and
(ii)    during the three (3) Business Days following such written notice, the Company Board and its Representatives shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) regarding any revisions to the terms of this Agreement proposed by Parent; and at the end of such three (3) Business Days, (a) the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Parent), that the Company Acquisition Proposal continues to be a Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new written notification from the Company and a new period under clause (i) of this Section 8.03(b)) or (b) in all other cases not involving a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Parent), that the failure to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws.
(c)    In addition to the obligations of the Company and Parent set forth in Section 8.03(a) and Section 8.03(b), the Company shall promptly (and in any event within 24 hours) advise Parent orally and in writing of any proposals or offers with respect to a Company Acquisition Proposal that are received by the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the proposal or offer and the material terms and conditions of any such proposals or offers (including, if applicable, copies of any written proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed on a prompt basis of any material changes to the status and material terms of any such proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, including copies of definitive agreements).

(d)    Nothing contained in this Agreement, but in all cases subject to Section 8.03(a) and Section 8.03(b)(i), shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law; provided, that this Section 8.03(d) shall not permit the Company Board to make a Company Adverse Recommendation Change except to the extent otherwise permitted by this Section 8.03.
(e)    For purposes of this Agreement:
(i)    “Company Acquisition Proposal” means any proposal, indication of interest or offer from any Person (other than Parent and its Subsidiaries or Affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (including equity interests in Subsidiaries) of the Company or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company, (ii) any issuance, sale or other disposition, directly or indirectly, to any Person of securities representing 20% or more of the total voting power of the Company, (iii) any tender offer or exchange offer that if consummated would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of the Company, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its Subsidiaries that would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of the Company or (v) any combination of the foregoing.
(ii)    “Company Adverse Recommendation Change” means any of the following actions by the Company Board: (i) withholding or withdrawing (or modifying in a manner adverse to Parent) or proposing publicly to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (ii) approving, recommending, or otherwise declaring to be advisable or publicly proposing to approve, recommend or determine to be advisable any Company Acquisition Proposal, (iii) failing to include the Company Board Recommendation in the Joint Proxy Statement, or (iv) following the making of a Company Acquisition Proposal, failing to recommend against such Company Acquisition Proposal within ten (10) Business Days after Parent requests a reaffirmation of the Company Board Recommendation (which request may be made only once with respect to each Company Acquisition Proposal).
(iii)    “Company Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable to or by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided further, that in no event shall the following constitute a Company Intervening Event: (i) changes in the market price or trading volume of the Company’s securities or credit rating (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Company Intervening Event), and (ii) the receipt, existence of or terms of a Company Acquisition Proposal or any inquiry relating thereto.
(iv)    “Company Superior Proposal” means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries or Affiliates) (with all references to “20% or more” in the definition of Company Acquisition Proposal being deemed to reference “50% or more”) that the Company Board has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the Merger after taking into account the likelihood and timing of consummation (as compared to the Merger) and such other matters that the Company Board deems relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects of such Company Acquisition Proposal.
Section 8.04    No Solicitation by Parent; Parent Adverse Recommendation Change. (a) Parent shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Parent Acquisition Proposal. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 10, Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) subject to Section 8.04(b), approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each a “Parent Alternative Acquisition Agreement”), (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Parent Acquisition Proposal, or (iv) agree to do any of the foregoing; provided, that if, prior to obtaining the Parent Stockholder Approval, following the receipt of an unsolicited bona fide written Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Parent Superior Proposal in circumstances not otherwise involving a breach of this Agreement, Parent may, in response to such Parent Acquisition Proposal, and subject to compliance with Section 8.04(c), furnish information with respect to Parent to the Person making such Parent Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Parent Acquisition Proposal; provided, further, that (A) prior to furnishing, or causing to be furnished, any such nonpublic information relating to Parent to such Person, Parent enters into an Acceptable Confidentiality Agreement with the Person making such Parent Acquisition Proposal and (B) promptly following furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously so furnished to the Company or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, Parent and its Representatives may in any event (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person and (ii) inform a Person that has made or, to the knowledge of Parent, is considering making, a Parent Acquisition Proposal of the provisions of this Section 8.04.
(b)    Except as permitted pursuant to this Section 8.04(b), the Parent Board shall not effect a Parent Adverse Recommendation Change. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, the Parent Board may effect a Parent Adverse Recommendation Change if: (I) (A) a written Parent Acquisition Proposal that was not solicited in violation of this Agreement is made to Parent by a Third Party and such Parent Acquisition Proposal has not been withdrawn prior to the date of such Parent Adverse Recommendation Change and (B) the Parent Board concludes in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; or (II) in all other cases not involving a Parent Acquisition Proposal, in response to a Parent Intervening Event to the extent that the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, that the failure to make a Parent Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws; provided, that, in each case, prior to making any Parent Adverse Recommendation Change:
(i)    the Parent Board shall provide the Company at least three (3) Business Days’ prior written notice of its intention to take such action, which notice shall include, in the case of Section 8.04(b)(I), the information with respect to the Parent Superior Proposal that is specified in Section 8.04(c) as well as a copy of such Parent Acquisition Proposal, or, in the case of Section 8.04(b)(II), the reasons underlying the Parent Board’s decision to make a Parent Adverse Recommendation Change; and
(ii)    during the three (3) Business Days following such written notice, the Parent Board and its Representatives shall negotiate in good faith with the Company (to the extent the Company wishes to negotiate) regarding any revisions to the terms of this Agreement proposed by the Company; and at the end of such three (3) Business Days, (a) the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the Company), that the Parent Acquisition Proposal continues to be a Parent Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Parent Superior Proposal shall require a new written notification from Parent and a new period under clause (i) of this Section 8.04(b)) or (b) in all other cases not involving a Parent Acquisition Proposal, the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the Company), that the failure to make a Parent Adverse Recommendation Change would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws.
(c)    In addition to the obligations of Parent and the Company set forth in Section 8.04(a) and Section 8.04(b), Parent shall promptly (and in any event within 24 hours)

advise the Company orally and in writing of any proposals or offers with respect to a Parent Acquisition Proposal that are received by Parent (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the proposal or offer and the material terms and conditions of any such proposals or offers (including, if applicable, copies of any written proposals or offers, including proposed agreements) and thereafter shall keep the Company reasonably informed on a prompt basis of any material changes to the status and material terms of any such proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, including copies of definitive agreements).
(d)    Nothing contained in this Agreement, but in all cases subject to Section 8.04(a) and Section 8.04(b)(i), shall prohibit the Parent Board from (i) taking and disclosing to Parent’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to Parent’s stockholders if the Parent Board determines in good faith, after consultation with Parent’s outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, that this Section 8.04(d) shall not permit the Parent Board to make a Parent Adverse Recommendation Change except to the extent otherwise permitted by this Section 8.04.
(e)    For purposes of this Agreement:
(i)    “Parent Acquisition Proposal” means any proposal, indication of interest or offer from any Person (other than the Company and its Subsidiaries or Affiliates) relating to (i) any direct or indirect acquisition or purchase of the business or assets (including equity interests in Subsidiaries) of Parent or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Parent, (ii) any issuance, sale or other disposition, directly or indirectly, to any Person of securities representing 20% or more of the total voting power of Parent, (iii) any tender offer or exchange offer that if consummated would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of Parent, (iv) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving Parent or any of its Subsidiaries that would result in any Person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of Parent or (v) any combination of the foregoing.
(ii)    “Parent Adverse Recommendation Change” means any of the following actions by the Parent Board: (i) withholding or withdrawing (or modifying in a manner adverse to the Company) or proposing publicly to withhold or withdraw (or modify in a manner adverse to the Company), the Parent Board Recommendation, (ii) approving, recommending, or otherwise declaring to be advisable or publicly proposing to approve, recommend or determine to be advisable any Parent Acquisition Proposal, (iii) failing to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, or (iv) following the making of a Parent Acquisition Proposal, failing to recommend against such Parent Acquisition Proposal within ten (10) Business Days after the Company requests a reaffirmation of the Parent Board Recommendation (which request may be made only once with respect to each Parent Acquisition Proposal).

(iii)    “Parent Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable to or by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, that if the Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless it has a Company Material Adverse Effect; provided further, that in no event shall the following constitute a Parent Intervening Event: (i) changes in the market price or trading volume of the Parent’s securities or credit rating (it being understood that the facts and occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been a Parent Intervening Event), and (ii) the receipt, existence of or terms of a Parent Acquisition Proposal or any inquiry relating thereto.
(iv)    “Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal from any Person (other than the Company and its Subsidiaries or Affiliates) (with all references to “20% or more” in the definition of Parent Acquisition Proposal being deemed to reference “50% or more”) that the Parent Board has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the Merger after taking into account the likelihood and timing of consummation (as compared to the Merger) and such other matters that the Parent Board deems relevant, including legal, financial (including the financing terms of any such Parent Acquisition Proposal), regulatory and other aspects of such Parent Acquisition Proposal.
Section 8.05    Public Announcements. The initial press release with respect to the execution of this Agreement, the Merger and the other transactions contemplated by this Agreement shall be a joint press release in a form reasonably acceptable to Parent and the Company. Thereafter, each of Parent and the Company agree that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party or its Subsidiaries without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or the rules or regulations of the NYSE or any other regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 8.05 shall not apply to any release or announcement made or proposed to be made by the Company in connection with and related to a Company Adverse Recommendation Change or by Parent in connection with and related to a Parent Adverse Recommendation Change.
Section 8.06    Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of: (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or (b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Merger or the other transactions contemplated by this Agreement; provided, that the delivery of any notice pursuant to this Section 8.06 shall not (i) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (ii) update any section of the Company Disclosure Letter or the Parent Disclosure Letter, and provided, further, that the failure to comply with this Section 8.06 shall not constitute a breach or noncompliance of a covenant by such Party for determining the satisfaction of the conditions set forth in Section 9.01.
Section 8.07    Access to Information. (a) Upon reasonable notice, and subject to applicable Law, each of the Company and Parent shall (and shall cause its Subsidiaries to) afford to the other Party, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) reasonable access during normal business hours, under direct supervision of a designated employee of the disclosing Party, and upon reasonable prior notice to the disclosing Party during the period prior to the Effective Time, to all its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees and, during such period as the other Party may from time to time reasonably request, and during such period each Party shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as such other Party may reasonably request; provided, that the disclosing Party may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of the disclosing Party, (i) any Law applicable to the disclosing Party or its Subsidiaries requires the disclosing Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) such disclosure would result in disclosure of any trade secrets of Third Parties, (iv) disclosure of any such information or document could result in the loss of attorney-client privilege (provided, that the disclosing Party and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege) or (v) such access would unreasonably disrupt the operations of the disclosing Party or any of its Subsidiaries; provided, that with respect to clauses (i) through (iv) of this Section 8.07(a), the disclosing Party shall use its commercially reasonable best efforts to (A) obtain the required consent of such Third Party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company.
(b)    With respect to the information disclosed pursuant to Section 8.07(a), each of Parent and the Company shall comply with, and shall cause such Party’s Affiliates and officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) to comply with, all of its obligations under the Confidentiality Agreements, which agreements shall remain in full force and effect in accordance with its terms.
Section 8.08    Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the Merger by each individual who is subject to the reporting requirements of

Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.
Section 8.09    Stockholder Litigation. Each Party shall promptly notify the other Parties in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of such Party, threatened in writing, against such Party and/or its directors (any such litigation, a “Transaction Litigation”) and shall keep such other Party reasonably informed on a current basis with respect to the status thereof. Subject to the fiduciary duties of each Party’s board of directors and except in any litigation or proceeding where the Parties may be adverse to each other, each Party shall give the other Party the opportunity to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any Transaction Litigation, and no Party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned).
Section 8.10    Certain Tax Matters. Each Party shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to obtain the tax opinion referenced in Section 9.03(d). None of the Parties shall (and the Parties shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 8.11    Stock Exchange Delisting; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.
Section 8.12    Parent Board Composition. Parent agrees to take all actions reasonably necessary or advisable to ensure that, at and following the Effective Time, the Parent Board shall include Jeffery G. Davis, who shall serve on Parent’s Board until the earlier of his resignation or removal or until his successor is duly elected or qualified, as the case may be.
ARTICLE 9

CONDITIONS TO THE MERGER
Section 9.01    Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a)    Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.
(b)    Parent Stockholder Approval. Parent shall have obtained the Parent Stockholder Approval.
(c)    Regulatory Approvals. The expiration or termination of the waiting period (and any extension thereof) under the HSR Act (the “Required Regulatory Approval”) shall have been obtained, terminated or expired, as applicable.
(d)    Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits, restrains, or makes illegal either the consummation of the Merger or the Parent Stock Issuance.
(e)    NYSE Listing. The Parent Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
(f)    Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no Proceedings for that purpose shall have been initiated or threatened by the SEC.
Section 9.02    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):
(a)    (i) The representations and warranties of the Company contained in this Agreement that are qualified by Company Material Adverse Effect shall be true and correct, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct only at and as of such time), (ii) the representations and warranties of the Company contained in Section 4.05(a)(i) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct in all material respects only at and as of such time), (iii) the representations and warranties of the Company contained in Section 4.10(b) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time, and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, in which case shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list) only at and as of such time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    The Company shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing.
(c)    Parent and Merger Sub shall have received a certificate dated as of the Closing and signed by an executive officer of the Company certifying that each of the conditions set forth in Section 9.02(a) and Section 9.02(b) have been satisfied.
Section 9.03    Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):
(a)    (i) The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified by Parent Material Adverse Effect shall be true and correct, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct only at and as of such time), (ii) the representations and warranties of Parent and Merger Sub contained in Section 5.05(a) and Section 5.05(e) shall be true and correct in all material respects, in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, in which case shall be true and correct in all material respects only at and as of such time), (iii) the representations and warranties of Parent and Merger Sub contained in Section 5.10(b) shall be true and correct at and as of the Closing as if made at and as of the Closing, and (iv) all other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list), in each case at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, in which case shall be true and correct (disregarding all materiality qualifications contained therein, other than any such qualifications with respect to a list) only at and as of such time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Each of Parent and Merger Sub shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing.
(c)    The Company shall have received a certificate dated as of the Closing and signed by an executive officer of Parent certifying that each of the conditions set forth in Section 9.03(a) and Section 9.03(b) have been satisfied.

(d)    The Company shall have received a written opinion from the Company’s counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz shall be entitled to receive and rely upon representations, warranties and covenants, including representations, warranties and covenants of Parent, Merger Sub and the Company.
ARTICLE 10

TERMINATION
Section 10.01    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether or not the Company Stockholder Approval or the Parent Stockholder Approval have been obtained:
(a)    by mutual written consent of the Company and Parent;
(b)    by either the Company or Parent:
(i)    if the Merger is not consummated on or before June 1, 2016 (the “End Date”); provided, that if on the End Date the conditions to Closing set forth in Section 9.01(c) or Section 9.01(d) (to the extent any such Order is in respect of, or any such Law is, a Required Regulatory Approval) shall not have been satisfied but all other conditions set forth in Article 9 shall have been satisfied or waived or shall be capable of being satisfied, then the End Date shall be extended, if Parent or the Company notifies the other party in writing on prior to the End Date, to September 1, 2016; provided, that the right to terminate this Agreement under this Section 10.01(b)(i) shall not be available to a Party if the failure of the Merger to be consummated on or before the End Date was due to the failure of such Party to perform any of its obligations under this Agreement;
(ii)    if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger or the Parent Stock Issuance and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 10.01(b)(ii) shall not be available to a Party if such Order was due to the failure of such Party to perform any of its obligations under this Agreement;
(iii)    if any Law shall have been promulgated, entered, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits, prevents, or makes illegal the consummation of the Merger or the Parent Stock Issuance, and such Law shall be final and non-appealable;
(iv)    if the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have been concluded and the Company Stockholder Approval shall not have been obtained; or

(v)    if the Parent Stockholder Meeting (including any adjournments or postponements thereof) shall have been concluded and the Parent Stockholder Approval shall not have been obtained.
(c)    by Parent, if:
(i)    the Company’s Board of Directors shall have made a Company Adverse Recommendation Change; provided, however, that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 10.01(c)(i) at any time after the Company Stockholder Approval has been obtained;
(ii)    the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) and (B) is incapable of being cured by the Company by the End Date; provided, that Parent has delivered written notice to the Company of such breach and that Parent is not then in breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.03(a) or Section 9.03(b); or
(iii)    prior to the Company Stockholder Approval having been obtained, an intentional and material breach of Section 8.03 by any of the Persons set forth on Section 8.03 of the Company Disclosure Letter that results in a Third Party making a Company Acquisition Proposal that is reasonably likely to interfere with or delay consummation of the Merger.
(d)    by the Company, if:
(i)    the Parent’s Board of Directors shall have made a Parent Adverse Recommendation Change; provided, however, that the Company shall no longer be entitled to terminate this Agreement pursuant to this Section 10.01(d)(i) at any time after the Parent Stockholder Approval has been obtained;
(ii)    Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) and (B) is incapable of being cured by Parent by the End Date; provided, that the Company has delivered written notice to Parent of such breach and that the Company is not then in breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach would give rise to the failure of a condition set forth in Section 9.02(a) or Section 9.02(b);
(iii)    prior to the Parent Stockholder Approval having been obtained, an intentional and material breach of Section 8.04 by Parent, a director of Parent or an officer of Parent that results in a Third Party making a Parent Acquisition Proposal that is reasonably likely to interfere with or delay consummation of the Merger; or

(iv)    (A) the Company Board authorizes the Company to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with the terms of Section 8.03, (B) substantially concurrently with the termination of this Agreement, the Company enters into a Company Alternative Acquisition Agreement and (C) substantially concurrently with such termination, the Company pays to Parent in immediately available funds the Termination Fee.
The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party specifying the provision of this Agreement pursuant to which such termination is being effected.
Section 10.02    Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 10.01, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 10.01, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party), other than this Section 10.02, Section 8.07(b), Section 10.03, and Article 11, which provisions shall survive such termination; provided, that nothing in this Section 10.02 shall relieve any Party from liability for any fraud or for an intentional and willful breach or an intentional and willful failure to perform, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.
Section 10.03    Termination Fees; Expense Reimbursement. (a) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(iv), then the Company shall pay, by wire transfer of immediately available funds, to Parent the Termination Fee at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(iv) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii).
(b)    If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i) or Section 10.01(d)(iii) then Parent shall pay, by wire transfer of immediately available funds, to the Company the Termination Fee as promptly as practicable (and, in any event, within two Business Days following such termination).
(c)    If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iv) in a circumstance in which all of the other conditions to the Merger have been satisfied as of the date of termination of this Agreement and at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 10.01(c)(i), and (i) at any time after the date of this Agreement and prior to the Company Stockholder Meeting, a Company Acquisition Proposal shall have been publicly announced or publicly made known and not withdrawn and (ii) within one year after such termination, the Company shall have entered into an agreement with respect to such Company Acquisition Proposal or any Company Acquisition Proposal shall have been consummated, then the Company shall pay the Termination Fee (less any amount previously paid in respect of the Parent Expense Reimbursement), by wire transfer of immediately available funds, to Parent, on the earlier to occur of the Company entering into an agreement with respect to such Company Acquisition Proposal or the consummation of such Company Acquisition Proposal.
(d)    If this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii) or by the Company or Parent pursuant to Section 10.01(b)(iv), then the Company shall pay the Parent Expense Reimbursement to Parent by wire transfer of immediately available funds, concurrently with such termination.
(e)    If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) or by the Company or Parent pursuant to Section 10.01(b)(v), then Parent shall pay the Company Expense Reimbursement to the Company by wire transfer of immediately available funds, concurrently with such termination.
(f)    For purposes of this Section 10.03:
(i)    Solely for purposes of the definition of “Company Acquisition Proposal” in Section 10.03(c), references to “20%” shall be replaced by “50%.”
(ii)    “Termination Fee” means $10,000,000.
(iii)    “Company Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket expenses, not to exceed $3,000,000 in the aggregate, incurred in connection with the transactions contemplated by this Agreement by the Company and its Affiliates.
(iv)    “Parent Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket expenses, not to exceed $3,000,000 in the aggregate, incurred in connection with the transactions contemplated by this Agreement by Parent and its Affiliates.
(g)    The Parties acknowledge that the agreements contained in this Section 10.03 are an integral part of this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if a Party fails promptly to pay any amount due pursuant to this Section 10.03, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for any amount due pursuant to this Section 10.03, such Party shall reimburse the other Party for its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 10.03 shall be made by wire transfer of immediately available funds to an account designated in writing by the Party entitled to receive such payment. In no event shall the Company or Parent be required to pay the Termination Fee to the other Party on more than one occasion.

(h)    Each Party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with fraud) (i) if this Agreement is terminated under circumstances where the Termination Fee or the Parent Expense Reimbursement would be payable pursuant to this Section 10.03, the payment of the Termination Fee or the Parent Expense Reimbursement shall be the sole and exclusive remedy of the Party to which such amount is payable, its Subsidiaries, stockholders, Affiliates, and current, former or future Representatives against the other Party or any of its Representatives or Affiliates for, (ii) in no event will the receiving Party seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 11.12 hereof) based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee or of the Parent Expense Reimbursement in accordance with this Section 10.03, neither the Party by which such amount is payable nor any Affiliates or Representatives of such Party shall have any further liability or obligation to the other Party relating to or arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Under no circumstances shall a party be permitted or entitled to receive both a grant of specific performance and the payment of the Termination Fee or the Parent Expense Reimbursement, as applicable.
ARTICLE 11

MISCELLANEOUS
Section 11.01    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.01 shall not limit Section 10.02, Section 10.03 or any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.
Section 11.02    Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after the Effective Time, by written agreement of the Parties at any time prior to the Effective Time with respect to any of the terms contained herein; provided, that after the Company Stockholder Approval, there shall be no amendment to this Agreement that decreases the Merger Consideration. A termination of this Agreement pursuant to Section 10.01 or an amendment or waiver of this Agreement pursuant to Section 11.02 or Section 11.03 shall, in order to be effective, require, in the case of Parent, Merger Sub and the Company, action by their respective board of directors (or a committee thereof) or sole member, as applicable.
Section 11.03    Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.
Section 11.04    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company or any of its Subsidiaries in connection with the Merger (including any real property transfer tax and any similar Tax) shall be borne and paid by Merger Sub or the Surviving Corporation (or its applicable Subsidiary), and the Company shall cooperate with Merger Sub and Parent in filing all necessary Tax Returns and other documentation with respect to all such Taxes and fees. If required by applicable Law, the Company (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
Section 11.05    Disclosure Letter References. Each item disclosed in a Party’s Disclosure Letter shall, for all purposes in this Agreement, constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in such Party’s Disclosure Letter relating to such Party’s representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within such Disclosure Letter is expressly made to such other part in such Disclosure Letter, as well as to the extent that the relevance of such item as an exception to, or as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from such disclosure.
Section 11.06    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt, if delivered personally or sent by a nationally recognized overnight courier service, such as Federal Express, and with acknowledgment of receipt requested, (b) three (3) Business Days after mailing, if mailed by registered or certified mail, (postage prepaid, return receipt requested), or (c) on the Business Day the transmission is made when transmitted by facsimile or electronic mail (provided, that the same is sent by overnight courier service for delivery the next succeeding Business Day, with acknowledgment of receipt requested), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.06):

if to Parent or Merger Sub, to:

Team, Inc.
13131 Dairy Ashford
Sugar Land, TX 77478
Attention:	Ted W. Owen
André “Butch” Bouchard
Facsimile:	(281) 388-5503
Email:	Ted.Owen@teaminc.com
Butch.Bouchard@TeamInc.com

with a copy (which shall not constitute notice) to:

Locke Lord LLP
2800 JPMorgan Chase Tower
600 Travis Street
Houston, TX 77002-3095
Attention:	David F. Taylor
Michael T. Peters
Facsimile:	(713) 223-3717
Email:	DTaylor@lockelord.com
MPeters@lockelord.com

if to the Company, to:

Furmanite Corporation
10370 Richmond Avenue, Suite 600
Houston, TX 77042
Attention:	William Fry
Facsimile:	(281) 668-5000
Email:	wfry@furmanite.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	David A. Katz
Facsimile:	(212) 403-2000
Email:	DAKatz@wlrk.com

Section 11.07    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.
Section 11.08    Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Disclosure Letters, the Confidentiality Agreements and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, that notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Article 2 with respect to the holders of Company Stock to receive the Merger Consideration shall be enforceable by such holders and (ii) the provisions of Section 7.04 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her representatives.
Section 11.09    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Merger, taken as a whole, are not affected in a manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
Section 11.10    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, that Merger Sub may assign, by written notice to the Company, any or all of its rights, interests and obligations under this Agreement to another wholly owned direct or indirect Subsidiary of Parent, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided, that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
Section 11.11    Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 11.12    Enforcement; Exclusive Jurisdiction. (a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.
(b)     In addition, each of the Parties hereto (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, if any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 11.06.
Section 11.13    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

FURMANITE CORPORATION

By:	/s/ Joseph E. Milliron
	Name:	Joseph E. Milliron
	Title:	Chief Executive Officer and
President

TEAM, INC.

By:	/s/ Ted W. Owen
	Name:	Ted W. Owen
	Title:	President and Chief Executive
Officer

TFA, INC.

By:	/s/ Ted W. Owen
	Name:	Ted W. Owen
	Title:	President and Chief Executive
Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FURMANITE CORPORATION

ARTICLE I
NAME

The name of the corporation is Furmanite Corporation (the “Corporation”).

ARTICLE II
REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Delaware is to be located at 1675 South State Street, Suite B, County of Kent, City of Dover, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation is to have perpetual existence.

ARTICLE IV
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, $0.01 par value. Cumulative voting of the stock is expressly prohibited. No stockholder shall have, as a stockholder of the Corporation, any preemptive right to acquire, purchase or subscribe for the purchase of any or all additional issues of stock of the Corporation or any of the classes or series thereof, or for any securities convertible into such stock, whether now or hereinafter acquired.

ARTICLE V
BOARD OF DIRECTORS

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by or under the direction of, the board of directors of the Corporation (the “Board of Directors”). The size of the Board of Directors shall be determined as set forth in the bylaws of the Corporation, as in effect from time to time (the “Bylaws”).

A-1

ARTICLE VI
ELECTION OF DIRECTORS

Directors need not be elected by written ballot unless required by the Bylaws of the Corporation.

ARTICLE VII
BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation or adopt new bylaws, without any action on the part of the stockholders, except as may be required by applicable law or the Bylaws of the Corporation.

ARTICLE VIII
AMENDMENT

The Corporation reserves the right to amend or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by statute. All rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX
LIABILITY

A. Limitation of Liability. No director shall personally be liable to the Corporation or the stockholders for monetary damages for any breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or the stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL or other applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable law, as so amended. Any repeal or modification of this article by the stockholders shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

B. Indemnification. The Corporation shall indemnify to the fullest extent permitted by law any person made or threated to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

A-2